Form 10-K, Exhibit 13
period 1996-12-31
PROTEON INC/MA
filed 1997-03-31
CIK 874316

                                                                     EXHIBIT 13

PROTEON, INC                                                  1996 Annual Report


                                                                     Simplifying

                                                                   the future of

                                              [SYMBOL]      Internet
                                                            Intranet * WORKING

                                                                       for a new

                                                                      generation

                                                                of network users

                                                     OpenROUTE(R) Networks, Inc.

--------------------
Financial Highlights
--------------------

-----------------------------------------------------------------------------------
                                                       Years ended December 31,
(in thousands, except per share data)               1996         1995        1994
-----------------------------------------------------------------------------------
CONSOLIDATED STATEMENT
OF OPERATIONS DATA:

Net sales                                         $ 45,296      $75,323     $93,912
Gross profit                                        19,626       38,659      45,764
Net (loss)  income                                 (12,014)       8,220      (1,339)

Per share data:
Net (loss)  income                                   (0.77)        0.52       (0.09)
Weighted average number of common and
    common equivalent shares outstanding            15,630       15,692      14,808

CONSOLIDATED BALANCE SHEET DATA:
Working capital                                   $ 30,597      $39,006     $27,550
Total assets                                        45,571       59,029      56,911
Stockholders' equity                                35,191       47,323      37,679


          About Proteon, Inc. and its new subsidiary OpenROUTE(R) Networks, Inc.

     Founded in 1972 as a communication firm, Proteon is now known around the world as a true pioneer in the multi-billion dollar data communications industry. As a publicly held company since 1991, (NASDAQ:PTON), Proteon now distinguishes itself through its products as a leading provider of Remote Access connectivity solutions. Proteon products allow workers that are in small to medium sized businesses or remote offices of larger enterprises to connect themselves to each other through public networks such as the Internet, or their private corporate Intranet.

     OpenROUTE Networks, Inc., a wholly owned subsidary of Proteon, founded in January 1997, and headquarted in Westboro, Mass., focuses on Internet/Intranet solutions to help customers connect to the Internet. For nearly two decades, Proteon and now OpenROUTE Networks has shipped network connectivity products that help customers expand their networks and grow their businesses.

     Historically, products carrying the Proteon nameplate have been selected by more than 70 percent of the Fortune 100 companies. With its new subsidiary OpenROUTE Networks, Inc. Proteon is committed to providing best-in-class connectivity products that make the Internet and corporate Intranets more accessible, easier to use, and more secure for today's new generation of network users.

[Photo of Daniel J. Capone, Jr.
President and Chief Executive Officer]


TO OUR SHAREHOLDERS

     As the year 1996 came to a close, Proteon accomplished several significant business milestones. Chief among these was the formation of OpenROUTERegistration Mark Networks, Inc., a new wholly owned subsidiary of Proteon, Inc., headquartered along with its parent company in Westboro, Mass. OpenROUTE Networks was formed to strengthen the company's focus on the rapidly growing Internet and Intranet market and to develop and merchandise the company's award-winning GlobeTrotter router products to that market. The name OpenROUTE reflects the company's specific mission: to "Open Routes of access" to the exploding multi-media world of Internet/Intranet information for a new generation of business network users.

     Another event in 1996 was the decision to allow business partners to license intellectual property rights for local area networking products, including trademarks, manufacturing licenses, and access to other Proteon resources to develop products and services for the LAN marketplace. This is intended to allow Proteon to better serve its loyal base of LAN customers and give our new subsidiary, OpenROUTE Networks, a better opportunity to focus and gain market share in the rapidly expanding Internet and Intranet marketplace.

     We continued to expand our product line in the Internet/Intranet market with the introduction of breakthrough technology in GTSecure, our Firewall router. ISDN routers for Europe and Asia Pacific are another example of products now available. Our access routers continued to earn industry accolades. In a comprehensive industry test report released at the Networld+Interop trade show, OpenROUTE Networks' GlobeTrotter 70 won top honors in two important categories. Compared to more than 15 other products, the GlobeTrotter demonstrated outstanding performance in 1) best overall throughput of compressed data and 2) fastest ISDN call setup time. During the summer, the GlobeTrotter line also won a 1996 Users' Choice Award from Communications News magazine.

     These new product initiatives position Proteon and OpenROUTE Networks with a broad array of network connectivity solutions for workgroups seeking shared access to the Internet and corporate Intranets. Each is designed to deliver the company's basic values of technology excellence, reliability, ease of use, affordability, security, top performance and simplified network connections.

1996 FINANCIAL RESULTS

     For the year ended December 31, 1996, Proteon reported a net loss of $12,014,000, or $0.77 per share, compared with net income of $8,220,000, or $0.52 per share, for the previous year. Net sales for 1996 were $45,296,000, compared with $75,323,000 for 1995. These results reflect a $.21 per share charge to accomplish the restructuring of our business, and the formation of OpenROUTE Networks, Inc. Also, Remote Access routing products, although increasing in unit shipments, typically have much lower average selling prices than the corporate enterprise routers we previously sold. This shift in product mix was underway throughout the year and contributed to these results. We believe that as a result of the restructuring, we have now better aligned our expenses with our anticipated revenues. We ended the year with a very strong cash position of $23.5 million and no long-term debt. We are confident we have the financial resources to execute our business plan.

IMPORTANT BUSINESS PARTNERSHIPS

     Throughout 1996, Proteon announced a number of business partnerships that strengthen the company. We announced a prestigious partnership with NTT-AT Corporation of Japan, in which OpenROUTE Networks and NTT-AT provided the Japanese marketplace with a high-performance router that is already being distributed. Around the world, the company continued to sign strategic reseller agreements. Some of the names added to the list included SundayNET, EasyNET, SkyWorld, United Arm, Vossnet, SingNET, Tokyo Internet, Global Internet, Asia On Line, and ILK Internet. As 1997 unfolds, we expect to add to this list in national and international markets.

THE INTERNET/INTRANET ACCESS COMPANY

     As we move toward the next century, our ongoing mission is to continue to make networks more accessible to a new generation of users. When I became president of Proteon three years ago, the company was serving many markets. I am happy to report to you that the company has dramatically narrowed its focus to a market that we believe holds the most opportunity for long-term growth and profitability. The achievements of 1996 are the latest of a list that include restructuring the company, developing a new set of products for the Internet/Intranet market, and establishing many new channel relationships.

     I believe our Company is now positioned to leverage its competencies and grow revenues in the exciting Internet/Intranet marketplace. In 1997, our most important priorities will be to restore the company to profitability and increase shareholder value by achieving product revenue momentum in the GlobeTrotter line. We are moving in the right direction.

     On behalf of our employees, I would like to thank all of our shareholders that have kept their confidence in our efforts. We have many goals to achieve, and your continued support is of the highest value to the Company. I look forward to updating you throughout the year on what I'm confident will be many successes.



Sincerely,








Daniel J. Capone, Jr.
President and Chief Executive Officer
March 21, 1997

                                                             [Symbol]

                         Proteon/OpenROUTE(R) NETWORKS:
                             For The New Millennium

                "By the year 2000, every 12-year-old in America
                  must be able to log on to the Internet....."

                  Bill Clinton, President of the United States
                           State of the Union Address

                "Our mission is to open routes to the exploding
                   world of multimedia information for a new
                         generation of network users."

                         Dan Capone, President and CEO
                   Proteon, Inc. and OpenROUTE Networks, Inc.
                             Sales Meeting Address

     The two men quoted above share a vision of technology that is fundamentally changing the way the world communicates. It's called the Internet. And it's still in its infancy.

     When President Clinton delivered his State of the Union Address, he emphasized the importance of technology and, in particular, the Internet. In fact, President Clinton called for national educational standards that can be achieved only if students across the country grasp the power of getting on line and communicating through this powerful medium.

     When Daniel J. Capone Jr., President and CEO of Proteon/OpenROUTE Networks, Inc., addressed the company's

                                                                        [SYMBOL]
national sales meeting earlier this year, he also stressed the power of the Internet, and took the opportunity to introduce technology that makes it possible for students and businesses to tap into this vast information resource.

     The formation of OpenROUTE Networks, Inc. is an important step in the company's drive toward profitability and growth. The reference to "open" identifies OpenROUTE Networks mission: "Simplifying the future of Internet/Intranet WORKING for a new generation of network users by 'opening the way' to a New World of multimedia information."

     As the new year unfolds and technology companies position themselves for the next millennium, OpenROUTE Networks is building on Proteon's tradition in the networking business. Going forward, the Company will leverage its investment in the OpenROUTE brand and create market awareness that OpenROUTE Networks provides best-in-class products for traveling the many pathways of the Internet.

     While OpenROUTE Networks is being unveiled as a new company, it has a decade of leading edge technology innovation that gives it a clear advantage over many other competitors. The open, standards-based code found in all OpenROUTE Networks' products had its genesis more than a decade ago when Proteon was recognized as one of the original companies to develop internetworking software. Since that time, the Company has been enhancing the code and now complies with more than 100 industry standard networking transport technologies. When it comes to linking everyone to the Internet, this dependable connectivity is a critical factor.

     OpenROUTE software has been licensed and endorsed by many of the industry's top providers including IBM, Digital, Motorola, AT&T and PSINet. Today, companies worldwide are running more than 100,000 routers with "OpenROUTERegistration Mark inside". This diverse customer base encompasses more than a quarter million connected workgroups, serving millions of end users.

     OpenROUTE Networks products carry the Proteon tradition of excellence into the world of Internet access. The GlobeTrotter product line set the standard for dependable connectivity, price/performance, security, and ease of use.

[PHOTO]

                                   [PICTURE]


          "By the year 2000, every 12-year-old in America must be able to log on to the Internet....."
                  Bill Clinton, President of the United States
                           State of the Union Address

                            GLOBETROTTER Routers Help
INTERNET WORKING             Make PSINet A Worldwide
                            Internet Service Provider


     One of the company's most important business goals for 1996 was to expand its presence as a leading supplier of Internet/Intranet connectivity products to Internet Service Providers worldwide.

     The first step toward this goal was realized early in the year when GlobeTrotter routers were certified to connect business users to PSINet's massive network. This certification was especially beneficial to OpenROUTE Networks because it began PSINet's connection of business and corporate users to the Internet, with GlobeTrotter routers.

     PSINet, headquartered in Herndon, Virginia, USA, is a leading provider of corporate Internet and Intranet connection services worldwide. Having helped more than 18,000 companies find the Internet solution that's right for their business, PSINet has played a critical role in redefining how today's new generation of network users work. As testimony to its success in helping businesses use their networks to grow and prosper, PSINet was the 1996 winner of Network Computing magazine's "Well Connected" award for Best Internet Access Provider.

     The successful business partnership between OpenROUTE Networks and PSINet is demonstrated by the way the two companies have worked together to make the Internet a safe place to conduct business. One example was the introduction of PSINet's "RouteWaller" network security service. Jointly developed by PSINet and OpenROUTE Networks, PSINet's service with OpenROUTE's GTSecure Firewall Router provides secure network access to business users. This capability is a critical enabling factor in the continuing acceptance of the Internet as a viable means of worldwide commerce.

     William L. Schrader, PSINet Chairman, President and Chief Executive Officer, explained his company's important relationship with OpenROUTE Networks:

     "As we launched PSINet and started to experience rapid growth, we began using connectivity

[PHOTO]
products from a number of different vendors. One of the most critical pieces of equipment in making the customer connection is the router. With this device, all the users within the business being connected can equally share the power of the Internet."

     "With the explosive growth of our business, we needed to install equipment that works the first time every time."

     "From the first day we began testing, our engineers were impressed with the quality and performance of OpenROUTE Networks' products. We are now deploying GlobeTrotters at a rapid rate. The products are reliable and easy to install. The cost, performance, and guaranteed connectivity are the best in the industry. It's these products that have helped us provide our customers with the most reliable Internet access in the world. As we move forward and expand Internet connectivity to a whole new generation of users, we will continue to install GlobeTrotter routers. OpenROUTE Networks will make connecting to the Internet with PSINet as easy as plugging a phone into a wall jack."



                         Proteon/OpenROUTE Networks and
Internet*WORKING         Racal Data Group:A Decade of
                       Cooperation in Making Networks Work


     In the fast-paced, ever-changing world of global networking, these two companies are a steady force in enabling networks to perform at peak efficiency and help grow the businesses of customers who demand top performance and 100 percent reliability.

     This long relationship began more than a decade ago when Proteon, Inc. began supplying Token Ring networking products to Racal in the European marketplace. It has expanded from a reseller relationship to one which includes technology exchange and system/service integration. Most recently, Racal has become a licensee of OpenROUTE software, joining other licensees IBM, Digital, Motorola, and AT&T.

     During the past five years, Proteon, and now OpenROUTE Networks, and Racal Data Group have expanded their business relationship across North America and around the



                                                                         [PHOTO]
world. Together, they have connected thousands of worldwide users.

     Senior executives and sales personnel from both companies work diligently to focus on capturing the rapidly growing market for remote access routers. Products manufactured by Proteon/OpenROUTE Networks and installed and maintained by Racal Data Network Integration Group are the glue that binds remote sites to headquarters locations. Together, the two companies have been concentrating on areas which currently represent the hottest segments of growth, Small and Medium sized businesses, and Corporate Enterprise Remote Offices.

     While each market has distinct needs, OpenROUTE Networks and Racal Data Group have used their design and engineering skills and support services to meet user needs head on. Paul G. Kozlowski, Racal Chairman and Chief Executive Officer, commented on the various benefits of this long-standing cooperative business relationship.

     "The first thing that comes to mind about OpenROUTE Networks is the quality of the products they offer. Our network integration business in the U.S. has been installing OpenROUTE devices for more than 10 years and has continually found them to be reliable and easy to install and maintain.

     "In addition, OpenROUTE Networks' products are a cost and performance leader in their class. And, their commitment to standards-based engineering and conformance to industry standards in all their routers is world class."

     "Racal often works as a network integrator, necessitating the mixing and matching of products to our customers' existing networks. We have found that OpenROUTE Networks' products integrate with other standards-based products already installed."

     "Working together, Racal Data Group and OpenROUTE Networks continue to be successful in various areas of commercial business such as manufacturing, retail, and banking. Recently, we have used OpenROUTE Networks' products for applications in the state and local government marketplace. Racal has always held strength in this sector, and as government networks have migrated out to the remote and regional branch offices, we have remained committed to combining our services with the highest quality products that will enable us to maintain our position of strength."

[PHOTO]

                                   [PICTURE]


"Our mission is to open routes to the exploding world of multimedia information for a new generation of network users."

    Dan Capone, President and CEO Proteon, Inc. and OpenROUTE Networks, Inc.
                             Sales Meeting Address



                                                                       [LOGO]
                                                                     OPENROUTE
                                                                  NETWORKS, INC.

                                      Corporate Volunteer Program Helps Students
                                   Explore The Fascinating World Of The Internet


     Proteon/OpenROUTE Networks participated in a number of ways in "Mass NetDay '96" a state sponsored multi-faceted corporate volunteer program launched across Massachusetts in 1996. President and CEO Daniel J. Capone. Jr. called upon headquarters' employees to volunteer support in their respective school districts. In fact Mr. Howard C. Salwen Proteon's Founder and Chairman has volunteered on the Board of Mass Networks, a non-profit organization which implemented "Mass Net Day' 96". The company donated time and equipment and participated in a "NetDay Store" allowing qualified schools to purchase Internet connectivity products at substantial savings helping thousands of young school children explore the fascinating world of the Internet and the World Wide Web.


     The company's involvement in the educational process began a decade ago when Proteon, Inc. began connecting universities. The company has always been interested in the education of the nation's students. For example, Proteon/OpenROUTE Networks has installed a massive, 800-router network for the Arkansas Public School Computer Network. This state-of-the-art network has been praised by both President Bill Clinton and Sen. Edward M. Kennedy. As school districts around the world accelerate their networking programs, OpenROUTE Networks is ready to provide simple, cost-effective equipment that makes those connections.

     Mr. Capone took a leadership role in the program when he visited a number of schools around the state. He met with school principals and headmasters, discussed the enormous power of the Internet as an educational tool, and even had the opportunity to install a number of networking hubs and routers.

     "It was exciting to work with public, parochial, and charter schools in our state. In one case we connected the town's library to the internet. Giving something back to the community is an important part of the culture at OpenROUTE Networks," said Mr. Capone.

-----------------
Financial Section
-----------------


Selected Consolidated Financial Data                   12

Management's Discussion and Analysis of
Financial Condition and Results of Operations          13

Consolidated Balance Sheets                            18

Consolidated Statements of Operations                  19

Consolidated Statements of Stockholders' Equity        20

Consolidated Statements of Cash Flows                  21

Notes to Consolidated Financial Statements             22

Report of Independent Accountants                      30

Quarterly Financial Data                               31

Stock Price History                                    31

Corporate Officers                                     32

Board of Directors                                     32

Corporate Information                                  33

-------------------------------------
Selected Consolidated Financial Data
-------------------------------------

Consolidated
Statement of
Operations Data

--------------------------------------------------------------------------------------
                                                    Years ended December 31,
(in thousands, except per share data)        1996     1995    1994     1993     1992
--------------------------------------------------------------------------------------
Net sales                                  $45,296  $75,323 $93,912  $103,405 $120,294
Cost of sales                               25,670   36,664  48,148    61,723   60,110
--------------------------------------------------------------------------------------
Gross profit                                19,626   38,659  45,764    41,682   60,184
Operating expenses:
  Research and development                   9,353    8,802  11,162    15,481   13,985
  Selling and marketing                     15,486   17,903  23,955    31,778   28,522
  General and administrative                 4,590    4,683   7,065    10,222    8,150
  Restructure costs                          3,312        -   6,330     7,711        -
--------------------------------------------------------------------------------------
     Total operating expenses               32,741   31,388  48,512    65,192   50,657
--------------------------------------------------------------------------------------
(Loss) income from operations              (13,115)   7,271  (2,748)  (23,510)   9,527
Interest income (expense), net               1,261    1,437     455       330      655
Other income                                     -        -   1,205         -        -
--------------------------------------------------------------------------------------
(Loss) income before income taxes          (11,854)   8,708  (1,088)  (23,180)  10,182
Provision (benefit) for income taxes           160      488     251    (3,385)   3,686
--------------------------------------------------------------------------------------
(Loss) income before cumulative effect of
accounting change                          (12,014)   8,220  (1,339)  (19,795)   6,496
Cumulative effect of accounting change
for income taxes                                 -        -       -       452        -
--------------------------------------------------------------------------------------
Net (loss) income                         ($12,014)  $8,220 ($1,339) ($19,343)  $6,496
======================================================================================


(Loss) income per share before
cumulative effect of accounting change     ($0.77)    $0.52  ($0.09)   ($1.36)   $0.43
Cumulative effect per share                     -         -       -      0.03        -
======================================================================================
Net (loss) income per common and
  common equivalent share                   ($0.77)    $0.52  ($0.09)   ($1.33)   $0.43
======================================================================================
Weighted average number of common and
  common equivalent share outstanding       15,630   15,692  14,808    14,527   15,148
======================================================================================

Consoliated
Balance
Sheet Data

Working capital                            $30,597  $39,006  $27,550   $20,698 $35,591
Total assets                                45,571   59,029   56,911    56,767  71,970
Stockholders' equity                        35,191   47,323   37,679    36,739  55,946


--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto.

Results of Operations

During 1996, the Company continued to shift its product focus from the LAN and Corporate Enterprise business environments to that of Remote Access. The Company's operating groups increased their efforts to implement the engineering, product development, marketing and sales components of this strategic redirection. Proteon was faced with the challenge of maintaining service to its existing customers while striving to position itself in the rapidly growing Remote Access market. The initial effect of this ongoing redefinition of the Company was significant losses for 1996.

Net Sales

   Product sales decreased by 37.9% to $32.2 million in 1996 from $51.8 million in 1995. This decline was due to the Company's redirection of its business and products. The Company experienced declining revenues in both its LAN products and Corporate Enterprise product categories. The decrease in LAN products net sales in 1996 was due primarily to continued lower average selling prices and declining unit volumes of Adapter Cards, Switches and Hubs. The Corporate Enterprise reduction was due to a planned reduction in CNX backbone routers as the Company shifts to remote access routers. Although in 1996 total units in the Remote Access category increased 63.3% from 1995 due primarily to GlobeTrotter sales which are typically lower average per unit sales prices, this increase was not enough to offset the decline in product revenues in the LAN and Corporate Enterprise categories. Software licensing sales in 1996 decreased by 47.3% to $7.5 million from $14.3 million in 1995. This anticipated reduction in software licensing revenue was a result of the continued decline in remaining revenue from the near completion of two major multi-year agreements with IBM and Digital Equipment Corporation. The Company expects software licensing revenue from these agreements to decrease quarterly as the contracts near completion. Service and other sales in 1996 decreased by 39.4% to $5.6 million from $9.2 million in 1995. This decrease was primarily due to the reduction in service spares and upgrades revenue worldwide as corporate enterprise sales decreased.

   Product sales in 1995 decreased by 31.7% to $51.8 million from $75.8 million in 1994. This decrease was due to continued competitive pressures in the Company's LAN and Internetworking businesses. In addition, the Company believes the transition of its product lines from an enterprise network supplier, with higher average selling prices, to a remote access supplier, with lower average selling prices, contributed to the decline in product revenue in 1995. In the Company's LAN business, the decrease in product sales resulted from a combination of a decline in unit volumes of its Token Ring adapters and low-end hubs and price reductions of approximately 20% for the Company's Token Ring adapters implemented in the first quarter of 1995. In the Company's Internetworking business, product sales decreased in 1995 due to product mix shifting from enterprise routers in 1994 to remote routers in 1995. Software licensing sales in 1995 increased by 57.0% from 1994 due principally to the achievement of certain milestones, and the consummation of three additional licensing agreements during 1995. Service and other sales increased slightly in 1995 by 2.2% to $9.2 million from $9.0 million in 1994 due mainly to an increase in maintenance agreements in the Asia-Pacific region.

   International sales accounted for approximately 38.3%, 35.7% and 35.1% of net sales in 1996,1995,and 1994, respectively.

Gross Profit

Total gross profit margin decreased in 1996 to 43.3% from 51.3% in 1995. Certain offsetting factors contributed to the decrease in gross profit in 1996. Gross profit margin from the Company's software licensing and service and other sales increased in 1996 to 63.1% from 60.5% in 1995 due primarily to the decreased engineering efforts related to existing licensing agreements. Gross profit on product sales decreased in 1996 to 35.3% from 47.2% in 1995 due mainly to both declining margins and volume decreases in token ring adapter card segment of the LAN product category. During the fourth quarter of 1996, the Company recorded an additional inventory provision of $2.4 million to reflect further inventory exposures as the Company transitioned from LAN to remote products.

   Total gross profit increased in 1995 to 51.3% from 48.7% in 1994. Gross profit from software licensing and service and other sales increased in 1995 to 60.5% from 38.4% in 1994 due mainly to an increased margin associated with software licensing. Gross profit on product sales decreased in 1995 to 47.2% from 51.2% in 1994 due primarily to price reductions of the Company's Token Ring adapters and the transition in product mix to lower margin products associated with Remote Access markets.

Research and Development

Research and development expenses were $9.4 million or 20.6%, $8.8 million or 11.7%, and $11.2 million or 11.9% of net sales in 1996, 1995 and 1994, respectively. When comparing 1996 to 1995, the increase of $0.6 million in research and development expenses was due to the reallocation of engineering efforts from software licensing contracts to internally funded development.

   The decrease in expenses of $2.4 million in 1995 from 1994 was due to more research and development costs being allocated to cost of sales of Software licensing revenues.

   Major efforts in 1996 and 1995 included development of the GlobeTrotter series of routers, the RBX remote router, the CSX 900ER routing and switching product, the CSX 900E Ethernet switch/repeater, the CSX 901T Token Ring switch, and the Token Ring PCI adapter single and dual port configurations.

   The Company considers product development expenditures to be critical to future revenues. These activities are closely related to product enhancement and new product development. The Company's strategy also includes joint development partnerships to bring new technologies and products to market. All of the Company's research and development costs to date have been expensed as incurred.

Selling and Marketing

Selling and marketing expenses were $15.5 million or 34.2%, $17.9 million or 23.8%, and $24.0 million or 25.5% of net sales in 1996, 1995 and 1994, respectively. In 1996 sales and marketing expenses decreased by $2.4 million when compared to 1995. This decrease was due mainly to lower personnel and personnel-related costs as well as a reduction in advertising expenses for 1996.

   The decrease in expenses in 1995 from 1994 of $6.1 million was due principally to the reorganization of the Company's sales and marketing resources. During 1995 the Company reduced its sales and marketing personnel and personnel-related expenses by approximately 25%, while implementing an approximately $3.0 million end-user visibility campaign. This campaign included advertisements in trade publications, direct mail programs, and reseller literature.

General and Administrative

General and administrative expenses were $4.6 million or 10.1%, $4.7 million or 6.2%, and $7.1 million or 7.5% of net sales in 1996, 1995 and 1994, respectively. During 1996, general and administrative expenses decreased by $0.1 million when compared to 1995. This slight decrease was due to a lower level of personnel and personnel-related costs for 1996.

   When comparing 1995 to 1994, the decrease in general and administrative expenses of $2.4 million was also due to a 28% reduction in personnel and personnel-related costs.

Restructuring of Operations

The Company's management continually reviews methods to reduce its expense base in response to decreased revenue streams. As a result of this review, the Company has implemented a series of restructurings, the most recent of which transpired in 1996. This restructuring of operations was necessary to reestablish the strategic direction of the Company and better align its operating expenses with anticipated revenues.

   During the fourth quarter of 1996, the Company's management announced a restructuring plan for the strategic redirection of the Company. The 1996 restructuring principally addressed the move toward the development of the OpenROUTE Networks subsidiary. The strategies for this new subsidiary are designed to allow the Company to aggressively focus its efforts on the rapidly growing Internet/Intranet connectivity marketplace. The Company is attempting to leverage its strengths in the OpenROUTE internetworking software and its successful line of GlobeTrotter Remote Access routers. The Company is concentrating its efforts on gaining more market share and increasing revenue.

   As a result, the Company recorded a $3,312,000 charge for restructuring costs in the fourth quarter of 1996. This included a reduction in the Company's work force of approximately forty employees, or 22%, accounting for approximately $140,000 of severance costs. The Company incurred a charge of approximately $785,000 in connection with the substantial reduction in the Company's occupancy requirements. In addition, the charge included approximately $1,922,000 for disposal of fixed assets and approximately $195,000 of other costs.

   In the second quarter of 1994, as a result of a significant strategic redirection the Company recorded an $11,230,000 charge for restructuring of operations. This included a reduction in the Company's workforce of ninety-two employees, or approximately 25%, accounting for approximately $1,672,000 of severance costs. The Company incurred a charge of approximately $6,215,000 for lease payments in connection with the substantial reduction in the Company's occupancy requirements. In addition, the charge included approximately $3,072,000 for the disposal of fixed assets and approximately $271,000 of other costs.

   In the fourth quarter of 1994, the Company recorded a benefit of approximately $4.9 million related to the reversal of certain previously accrued restructuring costs. The $4.9 million benefit included approximately $3.3 million resulting from a new tenant assuming direct lease responsibility for the Company's unused office space in its leased headquarters building. In addition, the Company reversed inventory costs, provided for the in the December 1993 restructuring of operations, of approximately $1.6 million related to its hub inventory. The reversal was due to better than expected sales of Series 90 hubs as the Company increased its focus on the remote-site hub market.

   During 1996, the cash impact from restructuring was immaterial.
The remaining accrual of $1.7 million will be paid during 1997. During 1995, the cash impact from restructuring was approximately $1.9 million.

Other Income

Other income of $1.2 million recorded in 1994 consisted of a one time refund of license payments paid in 1993 and 1992. The refund related to the favorable arbitration decision regarding the Company's claim that its Token Ring networking products did not infringe on the widely-licensed "Soderblom patent." The benefit of not having to accrue for these license payments has been reflected in the cost of goods sold since the beginning of 1994.

Provision for Income Taxes

In 1996, the Company recorded an income tax provision of $160,000, or 1.3%, primarily due to foreign taxes on income earned outside the United States. The difference between the effective tax rate and the statutory tax rate is due primarily to current year net operating losses whose future realization is uncertain.

   In 1995, the Company recorded an income tax provision of 5.6% principally associated with alternative minimum tax, and state and foreign taxes. The difference between the effective tax rate and the statutory tax rate in 1995 is due primarily to the utilization of net operating loss carryforwards in 1995.

   In 1994, the Company recorded an income tax provision of 23.1% related primarily to foreign taxes as a result of the income earned outside of the United States.

Newly Issued Accounting Standards

In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 128, "Earnings per Share" and No. 129, "Disclosure of Information About Capital Structure." FAS 128 specifies the computation, presentation and disclosure requirements for earnings per share and is designed to improve earnings per share information by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing the comparability of per share data on an international basis. FAS 129 requires the disclosure of certain information about an entity's capital structure which would include a brief discussion of rights and privileges for securities outstanding. These standards will be effective for financial statements for periods ending after December 15, 1997. The Company is currently reviewing the adoption and impact of these standards, but does not expect them to have a material impact on the Company's results of operations or its financial position.

Liquidity and Capital Resources

During 1996, the Company's working capital decreased to $30.6 million from $39.0 million in 1995. Cash, cash equivalents and marketable securities constituted $23.5 million of the $30.6 million in working capital at December 31, 1996.

   Cash consumed by operating activities increased by $14.1 million in 1996 from 1995. This change was due mainly to the 1996 operating loss of $13.1 million and an increase in inventory of $4.3 million, partially offset by a reduction in accounts receivable of $4.5 million.

   Cash used in investing activities decreased by $5.6 million in 1996 from 1995. This decrease was due primarily to the net sale of marketable securities during 1996 of approximately $4.7 million.

   The Company's management believes that its cash, cash equivalents and marketable securities will satisfy its expected working capital and capital expenditure requirements through the next twelve months.

Safe Harbor for Forward-Looking Statements

This annual report, including the President's Letter and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and involve a number of risks and uncertainties. The Company's future results remain difficult to predict and may be affected by a number of factors including: business conditions within the networking industry; timing of orders from, and shipments to major customers; timing of new products introductions; acceptance of products in the marketplace; increased competition; changes in manufacturing costs; changes in the mix of product sales; and changes in world economic conditions. Other risk factors are listed from time to time in the required documents including the Company's annual report on Form 10-K filed with the SEC.

---------------------------
Consolidated Balance Sheets
---------------------------

                                                      As of December 31,
-----------------------------------------------------------------------
(in thousands, except share data)                     1996         1995
-----------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                     $16,612      $25,829
     Marketable securities                           6,918        6,863
     Accounts receivable less reserve for
     doubtful accounts of $672 and $889 at
     December 31, 1996 and 1995, respectively        7,625       12,138

     Inventories                                     8,737        4,425
     Deposits and other assets                       1,085        1,457
-----------------------------------------------------------------------
        Total current assets                        40,977       50,712
     Property and equipment, net                     4,594        8,317
-----------------------------------------------------------------------
        Total assets                               $45,571      $59,029
=======================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
     Accounts payable                               $3,010       $4,064
     Accrued compensation                            1,075        1,375
     Accrued expenses                                3,560        4,249
     Accrued restructuring costs                     1,661          457
     Accrued warranty                                1,074        1,561
-----------------------------------------------------------------------
         Total current liabilities                  10,380       11,706

Commitments (Note F)                                    -            -

Stockholders' equity:
   Preferred stock, par value $.01 per share,
    authorized 7,500,000 shares                         -            -
   Common stock, par value $.01 per share,
    authorized 30,000,000 shares, issued
    15,637,670 and 15,589,330 shares at
    December 31, 1996 and 1995, respectively           156          156

   Capital in excess of par value                   49,292       49,141
   Accumulated deficit                             (13,819)      (1,805)
   Cumulative translation adjustments                  177          118
   Less treasury stock, at cost, 210,685
   and 80,685 shares at December 31, 1996
   and 1995, respectively                             (615)        (287)
-----------------------------------------------------------------------
    Total stockholders' equity                      35,191       47,323
-----------------------------------------------------------------------
    Total liabilities and stockholders' equity     $45,571      $59,029
=======================================================================

The accompanying notes are an integral part of the consolidated financial statements.

-------------------------------------
Consolidated Statements of Operations
-------------------------------------

                                             For the years ended December 31,
--------------------------------------------------------------------------------
(in thousands, except per share data)           1996        1995        1994
--------------------------------------------------------------------------------
Sales:
   Product                                    $ 32,175    $ 51,810    $ 75,817
   Software licensing                            7,530      14,284       9,098
   Service and other                             5,591       9,229       8,997
--------------------------------------------------------------------------------
     Net sales                                  45,296      75,323      93,912
Cost of sales:
  Product                                       20,825      27,373      36,996
  Software licensing                               538       2,656       2,300
  Service and other                              4,307       6,635       8,852
--------------------------------------------------------------------------------
     Cost of sales                              25,670      36,664      48,148
--------------------------------------------------------------------------------
Gross profit                                    19,626      38,659      45,764
Operating expenses:
  Research and development                       9,353       8,802      11,162
  Selling and marketing                         15,486      17,903      23,955
  General and administrative                     4,590       4,683       7,065
  Restructure costs                              3,312        --         6,330
--------------------------------------------------------------------------------
      Total operating expenses                  32,741      31,388      48,512
--------------------------------------------------------------------------------
(Loss) income from operations                  (13,115)      7,271      (2,748)
Interest income                                  1,271       1,490         513
Interest expense                                   (10)        (53)        (58)
Other income                                      --          --         1,205
--------------------------------------------------------------------------------
(Loss) income before income taxes              (11,854)      8,708      (1,088)
Provision for income taxes                         160         488         251
--------------------------------------------------------------------------------
Net (loss) income                             ($12,014)   $  8,220    ($ 1,339)
================================================================================

Net (loss) income per common and
 common equivalent share                      ($  0.77)   $   0.52    ($  0.09)
================================================================================
Weighted average number of common
 and common equivalent shares
 outstanding                                    15,630      15,692      14,808
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

-----------------------------------------------
Consolidated Statements of Stockholders' Equity
-----------------------------------------------

                                      Common stock
                               -------------------------------
                                                    Capital in                   Cumulative     Treasury stock        Total
                                                     excess of     Accumulated  translation    -----------------   stockholders'
(in thousands)                 Shares    Amount      par value       deficit     adjustment    Shares     Amount      equity
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993     14,684      $147        $45,504      ($ 8,686)       ($208)        36    ($    18)     $36,739
 Issuance of common stock         631         6          2,380                                                          2,386
 Conversion of treasury stock                                                                     45        (269)        (269)
 Currency translation                                                                 162                                 162
 Net loss                                                             (1,339)                                          (1,339)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994     15,315       153         47,884       (10,025)         (46)        81        (287)      37,679
 Issuance of common stock         274         3          1,257                                                          1,260
 Currency translation                                                                 164                                 164
 Net income                                                            8,220                                            8,220
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995     15,589       156         49,141        (1,805)         118         81        (287)      47,323
 Issuance of common stock          48                      151                                                            151
 Repurchase of stock as
  treasury stock                                                                                 130        (328)        (328)
 Currency translation                                                                  59                                  59
 Net loss                                                            (12,014)                                         (12,014)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996     15,637      $156        $49,292      ($13,819)        $177        211       ($615)     $35,191
===============================================================================================================================



The accompanying notes are an integral part of the consolidated financial statements.


-------------------------------------
Consolidated Statements of Cash Flows
-------------------------------------

                                                For the years ended December 31,
--------------------------------------------------------------------------------
(in thousands)                                        1996      1995     1994
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Cash received from customers                       49,810   $75,172   $94,360
  Cash paid to suppliers and
   employees                                        (58,311)  (69,724)  (85,139)
  Interest received                                   1,271     1,490       514
  Interest paid                                         (10)      (53)      (58)
  Income taxes paid                                    (321)     (344)     (206)
  Other cash received                                     -         -     3,975
--------------------------------------------------------------------------------
Net cash (consumed) generated by
 operating activities                                (7,561)     6,541   13,446
Cash flows from investing activities:
 Proceeds from the sale of fixed assets                 117         82      163
 Capital expenditures                                (1,600)    (2,411)  (3,159)
 Marketable securities sales and
 maturities                                          15,456      7,120     7,396
 Marketable securities purchases                    (15,511)   (11,883)   (6,289)
--------------------------------------------------------------------------------
Net cash used in investing activities                (1,538)    (7,092)  (1,889)
Cash flows from financing activities:
 Proceeds from the issuance of common stock             151      1,260    2,116
 Purchase of treasury stock                            (328)         -        -
--------------------------------------------------------------------------------
Net cash (used) provided by financing activities       (177)     1,260    2,116
Effect of exchange rate changes on cash                  59        164      162
--------------------------------------------------------------------------------
Net (decrease) increase in cash
  and cash equivalents                               (9,217)       873   13,835
Cash and cash equivalents at beginning of year       25,829     24,956   11,121
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year            $16,612    $25,829  $24,956
--------------------------------------------------------------------------------
Reconciliation of net (loss) income to net cash
(consumed) generated by operating activities:
   Net (loss) income                               ($12,014)    $8,220  ($1,339)
--------------------------------------------------------------------------------
Adjustments to reconcile net (loss) income
   to net cash (consumed)
   generated by operating activities:
   Bad debt provision                                     -          -      348
   Inventory provision                                2,374          -        -

   Depreciation and amortization                      3,401      4,185    5,824
   Restructuring cost                                 1,922          -    1,958
  (Gain) loss on disposition of fixed assets           (117)       (44)   3,085
Changes in assets and liabilities:
  Decrease (increase) in accounts receivable          4,513       (152)     447
  (Increase) decrease in inventories                 (6,686)       598    4,536
  Decrease in deposits and other assets                 372      1,260    1,340
  Decrease in accounts payable
   and accrued expenses                              (1,326)    (7,526)  (2,753)
--------------------------------------------------------------------------------
Total adjustments                                     4,453     (1,679)  14,785
--------------------------------------------------------------------------------
Net cash (consumed) generated by
 operating activities                               ($7,561)    $6,541  $13,446
================================================================================
Noncash investing and financing activities:
   Conversion of common stock to treasury stock           -          -    ($269)
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

------------------------------------------
Notes To Consolidated Financial Statements
------------------------------------------

A. Nature
of Operations

Nature of Operations

Proteon, Inc. and its subsidiaries including its new wholly owned subsidiary OpenROUTE Networks, Inc. develops, markets, and supports a wide range of networking products that encompass the Local Area Networking and Remote Access components of the networking industry. The Company's principal markets include North America, Europe and the Far East.


B. Summary
of Significant
Accounting Policies

Use of Estimates

To prepare the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company records reserves for estimated product returns and regarding the collectibility of accounts receivable. Actual results could differ from the estimates and assumptions used by management.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries including its new wholly owned subsidiary OpenROUTE Networks, Inc. All intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment of the product. Revenue from service agreements is recognized ratably over the term of the agreement. Revenue from software licensing is recognized upon performance of milestones when collectibility is reasonably assured. Revenue from development contracts is recognized under the percentage-of-completion method of accounting as costs are incurred. Provisions for estimated losses on contracts are recorded in the period when such losses are determined.

Significant Customers and Export Sales

In 1996, 1995 and 1994, net sales to one customer accounted for approximately 14%, 12% and 11%, respectively. A second customer accounted for approximately 14% and 10% of net sales in 1996 and 1995, respectively. The Company had international sales of approximately $17,355,000, $26,884,000 and $32,985,000 in 1996, 1995 and 1994 respectively. The Company had export sales of approximately $11,698,000, $18,548,000 and $28,572,000 in 1996, 1995 and 1994, respectively.
Of these export sales, sales into Europe were approximately $8,185,000, $13,089,000 and $15,799,000 in 1996, 1995 and 1994, respectively. Export sales do not include direct sales from the Company's foreign subsidiaries.

Translation of Foreign Currencies

The Company has designated the local currency as the functional currency for all foreign locations. Accordingly, assets and liabilities of all foreign subsidiaries are translated at year-end rates of exchange, and income statement accounts are translated at average rates of exchange. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of stockholder's equity.

   Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur, and are immaterial for all periods presented.

Cash, Cash Equivalents, and Marketable Securities

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Marketable securities consist of highly liquid U.S. Government and commercial paper obligations with maturities of more than three months when purchased. Investments are stated at cost, plus accrued interest, which approximates fair market value. In addition, the Company classifies all investments as available-for-sale securities. Realized gains and losses are determined on the specific identification method and are included in interest income or expense. The portfolio at December 31, 1996 matures at various dates through December 31, 1997.

Inventories

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are computed principally using the straight-line method over the estimated useful lives of the assets as follows:

  Machinery and equipment        1 - 5 years
  Furniture and fixtures         7 years
  Leasehold improvements         shorter of lease term or estimated useful life

   Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Income Taxes

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for the net deferred tax assets if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Accrued Warranty

The Company provides an accrual for future warranty costs based upon the relationship of prior years' sales to actual warranty costs which approximates expected future warranty costs.

Research and Development

Cost incurred in the research and development of software products are expensed as incurred until the technological feasibility of the product has been established. After technological feasibility is established, any additional costs would be capitalized. As the Company believes the current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, are principally cash and cash equivalents, marketable securities, and accounts receivable. The Company places its investments in highly rated financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

   Concentration of credit risk with respect to accounts receivable is limited to certain customers with whom the Company makes substantial sales. Two customers accounted for approximately 30% and 39% of the Company's outstanding accounts receivable at December 31, 1996 and 1995, respectively. To reduce credit risk, the Company performs ongoing credit evaluation, account monitoring procedures and maintains reserves for potential losses. These losses have been within management's expectations.

Net Income (Loss) Per Common And Common Equivalent Share

Net income (loss) per share is computed based on the weighted average number of common shares and common share equivalents outstanding during each year. Common share equivalents are determined under the assumption that outstanding stock options are exercised and the proceeds are used to purchase treasury stock. No common share equivalents are included in the 1996 and 1994 calculations as they would be anti-dilutive.

Newly Issued Accounting Standards

In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 128, "Earnings per Share" and No. 129, "Disclosure of Information About Capital Structure." FAS 128 specifies the computation, presentation and disclosure requirements for earnings per share and is designed to improve earnings per share information by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing the comparability of per share data on an international basis. FAS 129 requires the disclosure of certain information about an entity's capital structure which would include a brief discussion of rights and privileges for securities outstanding. These standards will be effective for financial statements for periods ending after December 15, 1997. The Company is currently reviewing the adoption and impact of these standards, but does not expect them to have a material impact on the Company's results of operations or its financial position.

C. Investments

Investments classified as current assets were as follows:

                                                      December 31,
--------------------------------------------------------------------------------
(in thousands)                                       1996         1995
--------------------------------------------------------------------------------
Cash equivalents:
U.S. Government securities                          $ -           $160
Repurchase agreements                               1,950        1,886
Mutual Funds                                        6,750        3,000
Commercial paper                                    2,448       16,509
--------------------------------------------------------------------------------
Total cash equivalents                            $11,148      $21,555
================================================================================

Marketable securities:
U.S. Government securities                         $4,000          $ -
Commercial paper                                    2,918        6,863
--------------------------------------------------------------------------------
Total marketable securities                        $6,918       $6,863
================================================================================

D. Inventories

Inventories consist of:
                                                       December 31,
--------------------------------------------------------------------------------
(in thousands)                                      1996           1995
--------------------------------------------------------------------------------
Raw materials                                     $1,373           $134
Work in process                                      718            405
Finished goods                                     6,646          3,886
--------------------------------------------------------------------------------
Total inventories                                 $8,737         $4,425
================================================================================

During the fourth quarter of 1996, the Company recorded an additional inventory provision of $2.4 million to reflect further inventory exposures as the Company transitioned from LAN to remote products.

E. Property and Equipment

Property and equipment consist of:
                                                            December 31,
--------------------------------------------------------------------------------
(in thousands)                                          1996       1995
--------------------------------------------------------------------------------
Machinery and equipment                               $12,083    $27,894
Furniture and fixtures                                    572      1,755
Leasehold improvements                                    970      2,226
--------------------------------------------------------------------------------
                                                       13,625     31,875
Less accumulated depreciation and amortization          9,031     23,558
--------------------------------------------------------------------------------
Property and equipment, net                            $4,594     $8,317
================================================================================

F. Commitments

Letter of Credit

The Company has an outstanding letter of credit of approximately $288,000 at December 31, 1996 and 1995. This letter of credit which matures on April 30, 2002, automatically renews annually on December 31. This letter of credit collateralizes the Company's obligation to a third party for a certain lease transaction. The fair value of this letter of credit is estimated to be the same as the contract amount.

Operating Leases

The Company leases its office and manufacturing facilities under operating leases expiring at various dates through 2002. Under certain leases the Company is obligated to pay taxes, repairs, and other operating costs. The Company has the option to extend the term of the lease of its primary office and manufacturing facility for two five year periods commencing on May 1, 2002 and May 1, 2007. Rental expense amounted to approximately $1,556,000, $1,666,000 and $3,879,000 in 1996, 1995 and 1994, respectively. At December 31, 1996, future rental commitments are as follows:

--------------------------------------------------------------------------------
(in thousands)
--------------------------------------------------------------------------------
1997                                                            $1,338
1998                                                             1,177
1999                                                             1,081
2000                                                             1,048
2001                                                             1,029
Thereafter                                                         343
--------------------------------------------------------------------------------
Total                                                           $6,016
================================================================================

G. Capital Stock

Common Stock

The Company has an Employee Stock Purchase Plan ("Purchase Plan") available to most full time employees. Under this plan, 600,000 shares of common stock were reserved for issuance. Eligible employees may designate not more than 5% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan. The purchase price of the shares under the plan is at the lower of 85% of the fair market value per share, as defined by the plan, as of the date the option is exercised. Typically, the exercise date is six months after the date of the grant. The Company sold 41,628 shares and 30,140 shares to the employees in 1996 and 1995, respectively, under the plan. At December 31, 1996, 320,834 shares remained unissued under the plan. The weighted average fair value of the purchase right to a share of Company stock under the plan was estimated to be $1.65 and $1.94 for 1996 and 1995, respectively. No compensation cost has been recognized for shares purchased.

   The Company has an employee stock award plan to recognize contributions made by employees of the Company. Under this plan, employees are granted shares of the Company's common stock from the Company's treasury shares. The company has reserved 25,000 shares of common stock for such issuance. The market value of shares awarded under the plan has been recorded as stock grant compensation. No such shares have been issued since 1993 and as of December 31, 1996 18,800 shares were available for award.

Preferred Stock

In 1991, the Shareholders approved the authorization of 7,500,000 shares of preferred stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to issue from time to time such shares of preferred stock in one or more series. Each such series of preferred stock will have such number of shares, designations, preferences, voting power, qualifications, and special or private rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, preemptive and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. No such shares have been issued to date.

Stock Options

The Company's stock option plans generally provide for the granting to employees of incentive stock options to purchase shares of common stock at the fair market value as defined by the plan on the date of grant of non-qualified stock options at no less than 50% of the fair market value as defined by the plan on the date of the grant. To date the Company has never issued non-qualified stock options at an exercise price less than the fair market value on the date of the grant. Generally, options become exercisable at the rate of 25% at the end of each of the four years beginning on the first anniversary of the grant. Options issued prior to June, 1991 generally expire five years from the date of grant, or thirty days from the date of termination of employment. Options issued subsequent to June 1991 generally expire ten years from the date of grant, or ninety days from the date of termination of employment. As of December 31, 1996, 4,384,000 shares of common stock were reserved under the plans and 835,796 shares were available for grant.

   In September 1996, the Compensation Committee of the Board of Directors, pursuant to the authority granted under the Company's 1991 Restated Stock Option Plan, voted to allow employees of the Company holding options with exercise prices greater than $3.625 per share to exchange those options for substitute options having an option exercise price of $3.625 per share. In October 1996, 707,154 options were surrendered by employees and exchanged for new options at the new option exercise price and vesting schedule.

   A summary of the status of the Company's stock plans as of December 31, 1996, 1995 and 1994, and changes during the years ended on those dates is presented below:


                                     1996                        1995                     1994
-----------------------------------------------------------------------------------------------------------
                                           Weighted-                  Weighted-                  Weighted-
                                            Average                    Average                    Average
                               Number      Exercise        Number     Exercise        Number     Exercise
                           of Options         Price    of Options        Price    of Options        Price
-----------------------------------------------------------------------------------------------------------
Outstanding at the
beginning of the year       1,237,649        $5.52      1,446,597        $5.37     1,962,859         $5.49
  Granted                   1,245,726         4.11        404,700         6.76   . 1,069,725          5.17
  Exercised                    (6,712)        4.01       (218,875)        4.72      (561,289)         3.74
  Cancelled                (1,204,654)        6.23       (394,773)        6.67    (1,024,698)         6.22
-----------------------------------------------------------------------------------------------------------
  Outstanding               1,272,009        $3.34      1,237,649        $5.52     1,446,597         $5.37
-----------------------------------------------------------------------------------------------------------
Options exercisable
at year-end                   522,604        $3.41        440,778        $5.44       480,709         $5.78


Weighted-average fair
value of options granted
during the year                      $2.78                      $4.70

The exercise prices of the options outstanding as of December 31, 1996 ranged from $2.64 to $3.63 and had a weighted average contractual life of 8 years and 9 months.

Pro Forma Impact of SFAS 123

In October 1995 the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1996 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1996 and 1995 would have been reduced to the pro forma amounts indicated below:

                                1996                              1995

                                      (Loss)                           Earnings
                      Net (loss)     Per Share       Net Income        Per Share
--------------------------------------------------------------------------------
As Reported            ($12,014)      ($0.77)           $8,220            $0.52
Pro Forma              ($12,627)      ($0.81)           $8,011            $0.51
--------------------------------------------------------------------------------

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1995 and 1996: an expected life of six years, expected volatility of 75%, and no dividends assumed. The weighted average assumptions for the risk-free interest rates for 1996 and 1995 were 6.32% and 6.58% respectively.

   The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

H. Restructuring
of Operations

During the fourth quarter of 1996, the Company's management announced a restructuring plan for the strategic redirection of the Company. The restructuring principally addressed the move toward the continued development of the OpenROUTE Networks subsidiary. The strategies for this new subsidiary are designed to allow the Company to aggressively focus its efforts on the rapidly growing Internet/Intranet connectivity marketplace. The Company is attempting to leverage its strengths in the OpenROUTE internetworking software and its successful line of GlobeTrotter Remote Access routers. The Company is concentrating its efforts on gaining more market share and increasing revenue.

   As a result, the Company recorded a $3,312,000 charge for restructuring costs in the fourth quarter of 1996. This included a reduction in the Company's work force of approximately forty employees, or 22%, accounting for approximately $410,000 of severance costs. The Company incurred a charge of approximately $785,000 in connection with the substantial reduction in the Company's occupancy requirements. In addition, the charge included approximately $1,922,000 for disposal of fixed assets and approximately $195,000 of other costs.

   In the second quarter of 1994, as a result of a significant strategic redirection, the Company recorded an $11,230,000 charge for restructuring of operations. This included a reduction in the Company's work force of ninety-two employees, or approximately 25%, accounting for approximately $1,672,000 of severance costs. The Company incurred a charge of approximately $6,215,000 for lease payments in connection with the substantial reduction in the Company's occupancy requirements. In addition, the charge included approximately $3,072,000 for the disposal of fixed assets and approximately $271,000 of other costs.

   In the fourth quarter of 1994, the Company recorded a benefit of approximately $4,900,000 related to the reversal of certain previously accrued restructuring costs. The $4,900,000 benefit included approximately $3,300,000 resulting from a new tenant assuming direct lease responsibility for all the Company's unused office space in its leased headquarters building. In addition, the Company reversed inventory costs, provided for the in the December 1993 restructuring of operations, of approximately $1,600,000 related to its hub inventory. The reversal was due to better than expected sales of Series 90 hubs as the Company increased its focus on the remote-site hub market.

   During 1996, the cash impact from restructuring restructuring was immaterial. The remaining accrual of $1.7 million as of December 31, 1996 will be paid during 1997. During 1995, the cash impact from restructuring was approximately $1.9 million.

I. Income Taxes

The provision for income taxes consists of the following:

                                                         December 31,
--------------------------------------------------------------------------------
(in thousands)                                 1996           1995          1994
--------------------------------------------------------------------------------
Federal - current                             ($ 65)          $319          $  0
State - current                                  10             57            50
Foreign - current                               215            112           201
--------------------------------------------------------------------------------
Total                                         $ 160           $488          $251
================================================================================

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

--------------------------------------------------------------------------------
December 31,                                  1996          1995          1994
--------------------------------------------------------------------------------
U.S. statutory rate                          (34.0%)        34.0%        (34.0%)
Foreign tax rate differential                   .1          (2.8)          4.2
Change in valuation allowance                 35.2         (26.1)         49.8
State income taxes, net of U.S.
  Federal income tax effect                     --            .5           3.1
--------------------------------------------------------------------------------
Effective tax rate                             1.3%          5.6%         23.1%
================================================================================

A valuation allowance of $9,112,000 and $4,934,000 for 1996 and 1995, respectively has been recorded to offset the related net deferred tax assets due to the uncertainty of realizing the benefit of these assets. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995:

--------------------------------------------------------------------------------
(in thousands)                                              1996          1995
--------------------------------------------------------------------------------
Deferred tax assets:
   Restructuring charge                                   $   644       $   177
   Inventory reserves                                         884           983
   Product warranty                                           417           606
   Federal tax benefit of net
     operating loss carryforwards                           3,878          --
   State tax benefit of net
      operating loss carryforwards                          1,286           720
   Tax credit carryforwards                                   912           912
   Alternative minimum tax credit                             542           699
   Other items                                                919         1,146
--------------------------------------------------------------------------------
Total deferred tax assets                                   9,482         5,243
Valuation allowance for deferred tax assets                (9,112)       (4,934)
--------------------------------------------------------------------------------
Net deferred tax asset                                        370           309
Deferred tax liability:
   Depreciation                                               370           309
--------------------------------------------------------------------------------
Net deferred tax asset                                    $     0       $     0
================================================================================

As of December 31, 1996 the Company had net operating loss carryforwards of approximately $10,000,000 and $22,000,000 for federal and state income tax purposes respectively. The federal net operating losses begin to expire in 2010 and state net operating losses begin to expire in 1998. Similarly, research and experimentation credit carryforwards of approximately $912,000 were available at December 31, 1996, expiring at various dates through 2005.

J. Retirement
Savings Plan

The Company has a retirement savings plan for its employees, which has been qualified under Section 401(k) of the Code. Eligible employees are permitted to contribute to the 401(k) Plan through payroll deductions within statutory limitations and subject to any limitations included in the 401(k) Plan. The Plan provides for the matching contribution by the Company in an annual amount not to exceed 2% of a participant's compensation. The Company contributed approximately $185,000, $165,000, and $236,000 to the plan in 1996, 1995, and 1994, respectively.

                       ---------------------------------
                       Report of Independent Accountants
                       ---------------------------------


To the Board of Directors
and Stockholders of Proteon, Inc.:

We have audited the accompanying consolidated balance sheets of Proteon, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proteon, Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                 /s/ COOPERS & LYBRAND L.P.P.

Boston, Massachusetts
February 11, 1997

-------------------------
QUARTERLY FINANCIAL DATA                                           (unaudited)
-------------------------


Selected quarterly financial data for the years ended December 31, 1996 and
1995 is as follows:
-----------------------------------------------------------------------------------------
                                                                               Net income
                                               Net       Gross   Net income        (loss)
(in thousands, except per share amounts)     sales      profit        (loss)    per share
-----------------------------------------------------------------------------------------
1996
First Quarter                              $14,018     $ 7,231     $    141      $ 0.01
Second Quarter                              10,646       4,932       (2,345)      (0.15)
Third Quarter                               10,589       5,119       (1,763)      (0.11)
Fourth Quarter                              10,043       2,344       (8,047)      (0.52)
-----------------------------------------------------------------------------------------
Year to Date                               $45,296     $19,626     $(12,014)     $(0.77)
=========================================================================================

1995
First Quarter                              $22,145     $11,788     $  3,281      $ 0.21
Second Quarter                              19,510       9,720        1,810        0.12
Third Quarter                               16,440       8,463        1,558        0.10
Fourth Quarter                              17,228       8,688        1,571        0.10
-----------------------------------------------------------------------------------------
Year to Date                               $75,323     $38,659     $  8,220      $ 0.52
=========================================================================================


-------------------
STOCK PRICE HISTORY
-------------------

The following table sets forth the high and low sales prices of the Company's
Common Stock as reported on the NASDAQ Stock Market from January 1, 1995 to
December 31, 1996. As of December 31, 1996, the Company had approximately 530 stockholders of record. The Company has paid no dividends on its Common Stock and anticipates it will continue to reinvest earnings to finance future growth.

For the year ended December 31, 1996                      High        Low
--------------------------------------------------------------------------------
First Quarter                                             7 1/2      4 3/4
Second Quarter                                            6 1/2      3 5/8
Third Quarter                                             4 1/4      2 3/8
Fourth Quarter                                            4 1/4      2 1/16

For the year ended December 31, 1995                      High        Low
--------------------------------------------------------------------------------
First Quarter                                             8 1/8      5 3/8
Second Quarter                                            6 1/2      5 5/8
Third Quarter                                             9 7/8      5 7/8
Fourth Quarter                                            9          6 1/4


------------------
CORPORATE OFFICERS
------------------

Daniel J. Capone, Jr.
President and Chief Executive Officer

Steven J. Bielagus
Vice President, Engineering

Robert J. Connaughton, Jr.
Vice President, Finance,
Chief Financial Officer,
Treasurer, and Clerk

William T. Greer
Vice President,
Sales Operations


------------------
BOARD OF DIRECTORS
------------------

Daniel J. Capone, Jr.
President and Chief Executive Officer
Proteon, Inc., and OpenROUTE Networks, Inc.

David Clark, PhD.
Senior Research Scientist
Massachusetts Institute of Technology
Laboratory of Computer Science

Robert M. Glorioso
President and Chief Executive Officer
Marathon Technologies Corporation

Howard C. Salwen
Chairman of the Board

L.J. Sevin
General Partner
Sevin, Rosen, Bayless, Borovoy
A Venture Capital Firm

----------------------
CORPORATE INFORMATION
----------------------

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Boston, Massachusetts

TRANSFER AGENT & REGISTRAR
The First National Bank of Boston
Boston EquiServe
Boston, Massachusetts

LEGAL COUNSEL
Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.
Boston, Massachusetts

SEC FORM 10-K AND SHAREHOLDER INQUIRIES
A copy of the Company's most recent Form 10-K, filed with the Securities and Exchange Commission, is available upon written request, free of charge from the Company. These requests, as well as inquiries relating to the Company, its activities or its securities should be addressed to:

INVESTOR RELATIONS
Proteon, Inc.
Nine Technology Drive
Westborough, MA 01581
Tel:  (508) 898-2800
Fax:  (508) 898-2147
Internet:  Ppacket@proteon.com

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Wednesday, May 21, 1997 at the First National Bank of Boston, Blue Hills Office Park, 150 Royall Street, Canton, MA 02021

Proteon and ProNET are registered trademarks and CNX 600, CNX 500, CNX 400, DNX 350, DNX 300, OpenROUTE and OneVIEW are trademarks of Proteon, Inc. Other brand, company and product names are trademarks or registered trademarks of their respective holders.

CORPORATE HEADQUARTERS
Proteon, Inc.
Nine Technology Drive
Westborough, MA 01581

DOMESTIC SALES OFFICES
Irvine, CA
Pleasanton, CA
Atlanta, GA
Hoffman Estates, IL
New York, NY
Dallas, TX
Reston, VA
Baltimore, MD

EUROPEAN HEADQUARTERS
Proteon International Ltd
Lockington Hall
Lockington
Derby DE74 2RH
England

ASIA PACIFIC HEADQUARTERS
Proteon Networks PTE. Ltd.
30 Bideford, #02-02
Thongsia Building
Singapore 229922

INTERNATIONAL SALES OFFICES
North Sydney, Australia
Toronto, Canada
Hong Kong, China
Paris, France
Kelkheim, Germany
Tokyo, Japan


ANNOUNCING A NEW INFORMATIONSERVICE FOR PROTEON SHAREHOLDERS

Now there is a faster, easier way to obtain information about Proteon, Inc., 24 hours a day, every day of the year. It's called Shareholder Direct, our new free telephone information service.

By dialing this new toll-free number 888-OPEN-RTE (888-6736-783)current and prospective Proteon shareholders can find out about the most current earnings releases, hear the most recent news releases and a corporate profile, speak with a shareholder services representative, or ask to receive a variety of printed financial information by fax or mail. With the implementation of this free service, there is no longer the need to wait for a scheduled mailing, when some of the information may be outdated. With the immediacy of Shareholder Direct, the company will no longer mail quarterly reports. Replacing the mass mailings with an information-upon-request service allows the Company to save on printing and postage costs while expanding the menu available to shareholders. Using Shareholder Direct is easy. After dialing 1-888-OPEN-RTE, press or say "one" to be connected with the main menu. Callers using a rotary phone should wait for the announcement of the complete menu before hearing the earnings information. Proteon is pleased to offer this new free service. We believe Shareholder Direct will provide increased and more timely information about the Company's continuing efforts to enhance the investment of our shareholders.

For your convenience, listed below, are tentative dates for issuing our quarterly earnings results:

1st Quarter -- Thursday, April 24, 1997
2nd Quarter -- Thursday, July 24, 1997
3rd Quarter -- Thursday, October 23, 1997

Shareholder information is also available on Proteon's World Wide Web site at: http://www.proteon.com, or, http://www.openroute.com.

Design and images: Copy Rights 1997 Bomzer Communications, Inc.

OpenROUTE(R) Networks, Inc.
A wholly owned subsidiary of
Proteon, Inc.
Nine Technology Drive
Westborough, MA 01581


#1062-AR97

                     [LOGO]Proteon network with the pro(TM)


                                              [LOGO] OpenROUTE(R) Networks, Inc.