Form 10-K405, Exhibit 13
period 1997-12-31
PROTEON INC/MA
filed 1998-03-31
CIK 874316

Proteon, Inc.                                                    EXHIBIT 13

----------------------------------------
  SELECTED CONSOLIDATED FINANCIAL DATA
----------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
-------------------------------------------------------------------------------

                                                                     Years ended December 31,
(in thousands, except per share data)              1997           1996           1995          1994           1993
-------------------------------------------------------------------------------------------------------------------
Net sales                                        $26,944       $ 45,296        $75,323       $93,912       $103,405
Cost of sales                                     15,340         25,670         36,664        48,148         61,723
-------------------------------------------------------------------------------------------------------------------
Gross profit                                      11,604         19,626         38,659        45,764         41,682
Operating expenses:
  Research and development                         5,987          9,353          8,802        11,162         15,481
  Selling and marketing                           10,703         15,486         17,903        23,955         31,778
  General and administrative                       3,870          4,590          4,683         7,065         10,222
  Restructure costs                                 (241)         3,312              -         6,330          7,711
-------------------------------------------------------------------------------------------------------------------
       Total operating expenses                   20,319         32,741         31,388        48,512         65,192
-------------------------------------------------------------------------------------------------------------------
(Loss) income from operations                     (8,715)       (13,115)         7,271        (2,748)       (23,510)
Interest income (expense), net                     1,052          1,261          1,437           455            330
Other income                                           -              -              -         1,205              -
-------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                 (7,663)       (11,854)         8,708        (1,088)       (23,180)
Provision (benefit) for income taxes                 184            160            488           251         (3,385)
-------------------------------------------------------------------------------------------------------------------
(Loss) income before cumulative effect of
  accounting change                               (7,847)       (12,014)         8,220        (1,339)       (19,795)
Cumulative effect of accounting change for
  income taxes                                         -              -              -             -            452
-------------------------------------------------------------------------------------------------------------------
Net (loss) income                                $(7,847)      $(12,014)       $ 8,220       $(1,339)      $(19,343)
-------------------------------------------------------------------------------------------------------------------

Basic (loss) income per share:
(Loss) income per share before
  cumulative effect of accounting change         $ (0.51)      $  (0.77)       $  0.53       $( 0.09)      $  (1.36)
Cumulative effect of accounting change for
  income taxes                                         -              -              -             -           0.03
-------------------------------------------------------------------------------------------------------------------
Basic (loss) income per common and
  common equivalent share                        $ (0.51)      $  (0.77)       $  0.53       $ (0.09)      $  (1.33)
-------------------------------------------------------------------------------------------------------------------

Diluted (loss) income per share:
(Loss) income per share before
  cumulative effect of accounting change         $ (0.51)      $  (0.77)       $  0.52       $( 0.09)      $  (1.36)
Cumulative effect of accounting change for
  income taxes                                         -              -              -             -           0.03
-------------------------------------------------------------------------------------------------------------------
Diluted (loss) income per common and
  common equivalent share                        $ (0.51)      $  (0.77)       $  0.52       $ (0.09)      $  (1.33)
-------------------------------------------------------------------------------------------------------------------
Weighted average number of common
  shares outstanding                              15.301         15,630         15,416        14,808         14,527
Weighted average number of common and
  common equivalent shares outstanding            15,301         15,630         15,692        14,808         14,527
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA:

Working capital                                  $23,620       $ 30,597        $39,006       $27,550       $ 20,698
Total assets                                      33,403         45,571         59,029        56,911         56,767
Stockholders' equity                              26,892         35,191         47,323        37,679         36,739

-------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------
The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto.

Results of Operations

During 1997 the Company continued to make progress in its transition from the LAN business environment to the Internet Access marketplace. Although overall product revenue decreased by 30.9% in 1997, the Company's GlobeTrotter Internet Access product revenue increased by 76.5% on a unit sales increase of 92.7%. Sales of GlobeTrotter products increased to 26.4% of total product revenue from 10.3% in 1996. The Company continued to experience losses in 1997 as the growth of the GlobeTrotter product line was not sufficient to offset the 44.1% decline in product revenue from LAN products and the winding up of the IBM and Digital Equipment software licensing agreements. The 1997 operating loss reflects approximately $880,000 or $0.06 per share of certain adjustments and accruals relating to business operations in the ASIA-Pacific region as well as certain employee incentive programs, both of which transpired in the fourth quarter of 1997.

Net Sales
Product sales decreased by 30.9% to $22,248,000 in 1997 from $32,175,000 in 1996. This anticipated decline reflects Proteon's continuing product transition from LAN products to Internet Access products. Although overall product revenue declined in 1997, GlobeTrotter product revenue increased 76.5% from 1996 as a result of increased unit sales. Corporate Enterprise and LAN product revenue declined in 1997 by 43.3% from 1996 levels. Software licensing revenue in 1997 decreased by 88.1% to $895,000 from $7,530,000 in 1996 reflecting the declining revenue produced from the IBM and Digital Equipment software licensing agreements. The Company expects that it will continue to have software licensing revenue in the future, however at varying and uncertain levels since software licensing revenue is an ancillary component of the Company's core revenue stream but strategic in its promotion of OpenROUTE routing technology in the marketplace. Service and other sales in 1997 decreased by 32.0% to $3,801,000 from $5,591,000 in 1996. This decrease was primarily due to the reduction in service contracts and upgrade revenue worldwide resulting from the Company's transition to Internet Access products which require less support services.

Product sales decreased by 37.9% to $32,175,000 in 1996 from $51,810,000 in 1995. This decline was due to the Company's redirection of its business and products. The Company experienced declining revenues in both its LAN products and Corporate Enterprise product categories. The decrease in LAN products net sales in 1996 was due primarily to lower average selling prices and declining unit volumes of Adapter Cards, Switches and Hubs. The Corporate Enterprise reduction was due to a planned reduction in CNX backbone router as the Company shifted to Internet Access routers. Although in 1996 total units in the Internet Access category increased 63.3% from 1995 due primarily to GlobeTrotter sales which are typically lower average per unit sales prices, this increase was not enough to offset the decline in product revenues in the LAN and Corporate Enterprise categories. Software licensing sales in 1996 decreased by 47.3% to $7,530,000 from $14,284,000 in 1995. This anticipated reduction in software licensing revenue was a result of the continued decline in remaining revenue from the near completion of two major multi-year agreements with IBM and Digital Equipment Corporation. The Company expected software licensing revenue from these agreements to decrease quarterly as the contracts neared completion. Service and other sales in 1996 decreased by 39.4% to $5,591,000 from $9,229,000 in 1995. This decrease was primarily due to the reduction in service spares and upgrades revenue worldwide as corporate enterprise sales decreased. International sales accounted for approximately 35.4%, 38.3%, and 35.7% of net sales in 1997, 1996, and 1995, respectively.

GROSS PROFIT
Total gross profit margin decreased slightly in 1997 to 43.1% from 43.3% in 1996. Gross margin on product revenue improved significantly to 42.8% in 1997 from 35.3% in 1996 principally due to the expansion of the GlobeTrotter product line into a number of higher margin models as well as to reductions in manufacturing overhead expenses. Gross margin on service and other revenues also increased to 31.1% in 1997 from 23.0% in 1996 primarily due to improved efficiencies in the customer service area. However, these improvements were not sufficient to offset the substantial decline in software licensing revenue which is highly profitable. Total gross profit margin decreased in 1996 to 43.3% from 51.3% in 1995. Gross profit margin from the

Company's software licensing and service and other sales increased in 1996 to 63.1% from 60.5% in 1995 due primarily to the decreased engineering efforts related to existing agreements. Gross profit margin on product sales decreased in 1996 to 35.3% from 47.2% in 1995 due mainly to both declining margins and volume decreases in token ring adapter card segment of the LAN product category. During the fourth quarter of 1996, the Company recorded an additional inventory provision of $2,400,000 to reflect further inventory exposures as the Company transitioned from LAN to Internet Access products.

RESEARCH AND DEVELOPMENT

The Company considers product development expenditures to be critical to future revenues. These activities are closely related to product enhancement and new product development. The Company's strategy also includes joint development partnerships to bring new technologies and products to market. All of the Company's research and development costs to date have been expensed as incurred.

     Research and development expenses were $5,987,000 or 22.2%, $9,353,000 or 20.6%, and $8,802,000 or 11.7% of net sales in 1997, 1996 and 1995, respectively. The decrease in expenses of $3,366,000 in 1997 from 1996 was primarily due to lower personnel and personnel-related costs as well as a more defined focus on the Internet Access products only. When comparing 1996 to 1995, the increase of $551,000 in research and development expenses was due to the reallocation of engineering efforts from software licensing contracts to internally funded development.

     Major efforts in 1997 included the continuing development of the GlobeTrotter series of products with the introduction of several new models during the year.

     During 1996, the Company initiated the GlobeTrotter series, as well as the continued development of the RBX router, the CSX 900ER routing and switching product, the CSX 900E Ethernet switch/repeater and the CSX 901T Token Ring Switch.

SELLING AND MARKETING

Selling and marketing expenses were $10,703,000 or 39.7%, $15,486,000 or 34.2%, and $17,903,000 or 23.8% of net sales in 1997, 1996 and 1995, respectively. The decrease in expenses in 1997 from 1996 of $4,783,000 was primarily the result of lower personnel and personnel-related costs including sales commissions due to the decline in revenues in 1997 from 1996. However, 1997 selling and marketing expenses as a percentage of net sales increased when compared to 1996 in part due to the effort to promote the new Internet Access products. In 1996 sales and marketing expenses decreased by $2,417,000 when compared to 1995. This decrease was due mainly to lower personnel and personnel-related costs as well as a reduction in advertising expenses for 1996.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $3,870,000, $4,590,000, and $4,683,000 in 1997, 1996 and 1995, respectively. When comparing 1997 to 1996, the decrease in expenses of $720,000 was largely due to lower personnel and personnel-related costs. During 1996, general and administrative expenses decreased by $93,000 when compared to 1995. This slight decrease was also due to a lower level of personnel and personnel-related costs for 1996.

RESTRUCTURING OF OPERATIONS

The Company's management continually reviews methods to reduce its expense base in response to decreased revenue streams. As a result, the Company has implemented a series of restructurings, the most recent of which transpired in 1996. This restructuring of operations was necessary to reestablish the strategic direction of the Company and better align its operating expenses with anticipated revenues.

     In the fourth quarter of 1996, the Company recorded a $3,312,000 restructuring charge in connection with its strategic redirection of the Company's business to the Internet Access marketplace. This charge included approximately $410,000 of severance costs, approximately $785,000 to reduce the Company's occupancy requirements, approximately $1,922,000 associated with the disposal of fixed assets, and $195,000 of other costs. During 1996 the cash impact for restructuring was insignificant and as of December 31, 1996 there was an accrual of $1,661,000 relating to future spending.

     During 1997, the Company incurred cash expenditures in connection with the 1996 restructuring of approximately $495,000 for severance and payroll related costs, approximately $672,000 as a result of reducing its occupancy costs and $253,000 in other restructuring related costs. Management has determined that all of the Company's obligations from the 1996 and prior restructurings have been settled. Accordingly, the Company reversed its remaining restructuring provision of $241,000 in the third quarter of 1997.

PROVISION FOR INCOME TAXES

In 1997, the Company recorded an income tax provision of $184,000 primarily due to foreign taxes on income earned outside the United States. The difference between the effective tax rate and the statutory tax rate for 1997 is mainly due to net operating loss carryforwards whose future realization is uncertain.

    In 1996, the Company recorded an income tax provision of $160,000, primarily due to foreign taxes on income earned outside the United States. The difference between the effective tax rate and the statutory tax rate for 1996 is also due primarily to net operating loss carryforwards whose future realization is uncertain.


    In 1995, the Company recorded an income tax provision $488,000 principally associated with alternative minimum tax, and state and foreign taxes. The difference between the effective tax rate and the statutory tax rate in 1995 is due primarily to the utilization of net operating loss carryforwards in 1995.

YEAR 2000

The Company is reviewing all systems and equipment which may be affected by the Year 2000 issue. Management is also in the process of developing an action plan that provides for the repair or replacement of all systems with exposure to Year 2000 problems by the end of 1998, the cost of which is not expected to have a material financial impact on the Company. The plan calls for a combination of internal and external resources. The commitment of internal resources is not expected to have a significant impact on the Company's future sales and operating results.

NEWLY ISSUED ACCOUNTING STANDARDS

The FASB recently issued Statement No. 130 ("SFAS 130") "Reporting Comprehensive Income." This Statement requires changes in comprehensive income to be shown in a financial statement that is displayed with the same prominence as other financial statements. While not mandating a specific financial statement format, the Statement requires that an amount representing total comprehensive income be reported. The Statement will become effective for periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required for comparative purposes. The Company does not believe that the adoption of SFAS 130 will have a material impact on its result of operations.

The FASB also issued Statement No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". This Statement, which supersedes Statement No. 14 "Financial Reporting for Segments of a Business Enterprise," changes the way public companies report information about segments. The Statement, which is based on the management approach to segment reporting, includes requirements to report segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The Statement is effective for periods beginning after December 15, 1997. Restatement for earlier years is required for comparative purposes unless impracticable. In addition, SFAS 131 need not be applied to interim periods in the initial year; however, in subsequent years, interim period information must be presented on a comparative basis. The Company is currently evaluating this Statement and its effect on financial statement disclosures.

LIQUIDITY AND CAPITAL RESOURCES

During 1997, the Company's working capital decreased to $23,620,000 from $30,597,000 in 1996. Cash, cash equivalents and marketable securities constituted $17,760,000 of the $23,620,000 in working capital at December 31, 1997.

     Cash consumed by operating activities decreased by $2,789,000 in 1997 from 1996. This change was due mainly to a smaller net operating loss in 1997 of $8,715,000 when compared to the 1996 net operating loss of $13,115,000, reducing cash consumption by $4,400,000. Also contributing to the change was a reduction in inventory levels at year end 1997 of $3,027,000 when compared to year end 1996 inventory levels. However, these two significant reductions were partially offset by a reduction in accounts payable and accrued expenses of $3,869,000.

     Cash consumed by investing activities increased by $4,533,000 in 1997 from 1996. This cash use was due primarily to marketable securities purchases exceeding sales by $5,525,000 in 1997.

     The Company's management believes that its cash, cash equivalents and marketable securities will satisfy its expected working capital and capital expenditure requirements through the next twelve months.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

The 1997 Annual Report, including the President's Letter and the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and involve a number of risks and uncertainties. The Company's future results remain difficult to predict and may be affected by a number of factors including: business conditions within the networking industry; timing of orders from, and shipments to major customers; timing of new products introductions; acceptance of products in the marketplace; increased competition; changes in manufacturing costs; changes in the mix of product sales; and changes in world economic conditions. Other risk factors are listed from time to time in the required documents including the Company's annual report on Form 10-K, filed with the SEC.

PROTEON, INC.
Consolidated Balance Sheets

                                                                                         As of December 31,
------------------------------------------------------------------------------------------------------------
(in thousands, except share data)                                                         1997          1996
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                        $  5,317        16,612
     Marketable securities                                                              12,443         6,918
     Accounts receivable less reserve for doubtful accounts of $927 and
        $672 at December 31, 1997 and 1996, respectively                                 6,224         7,625
     Inventories                                                                         5,710         8,737
     Deposits and other assets                                                             437         1,085
------------------------------------------------------------------------------------------------------------
        Total current assets                                                            30,131        40,977
     Property and equipment, net                                                         3,272         4,594
------------------------------------------------------------------------------------------------------------
        Total assets                                                                  $ 33,403      $ 45,571
------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                 $  2,292      $  3,010
     Accrued compensation                                                                  765         1,075
     Accrued expenses                                                                    2,779         3,560
     Accrued restructuring costs                                                             -         1,661
     Accrued warranty                                                                      675         1,074
------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                        6,511        10,380

Commitments and Contingencies (Note F)                                                                         -             -

Stockholders' equity:

     Preferred stock, par value $.01, authorized 7,500,000 shares                            -             -
     Common stock, par value $.01 per share, authorized 30,000,000 shares, issued
     15,669,524 and 15,637,670 shares at December 31, 1997 and 1996, respectively          157           156
     Capital in excess of par value                                                     49,347        49,292
     Accumulated deficit                                                               (21,666)      (13,819)
     Cumulative translation adjustments                                                    110           177
     Less treasury stock, at cost, 397,435 shares and 210,685 shares                    (1,056)         (615)
        at December 31, 1997 and 1996, respectively
------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                      26,892        35,191
------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                    $ 33,403      $ 45,571
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

PROTEON, INC.
Consolidated Statements of Operations


                                           For the years ended December 31,
----------------------------------------------------------------------------
(in thousands, except per share data)      1997          1996          1995
----------------------------------------------------------------------------
Sales:
     Product                             $22,248      $ 32,175       $51,810
     Software licensing                      895         7,530        14,284
     Service and other                     3,801         5,591         9,229
----------------------------------------------------------------------------
        Net sales                         26,944        45,296        75,323

Cost of sales:
     Product                              12,722        20,825        27,373
     Software licensing                        -           538         2,656
     Service and other                     2,618         4,307         6,635
----------------------------------------------------------------------------
        Cost of sales                     15,340        25,670        36,664
----------------------------------------------------------------------------

     Gross profit                         11,604        19,626        38,659

Operating expenses:
     Research and development              5,987         9,353         8,802
     Selling and marketing                10,703        15,486        17,903
     General and administrative            3,870         4,590         4,683
     Restructure costs                      (241)        3,312             -
----------------------------------------------------------------------------
        Total operating expenses          20,319        32,741        31,388
----------------------------------------------------------------------------

(Loss)/income from operations             (8,715)      (13,115)        7,271
Interest income                            1,052         1,271         1,490
Interest expense                               -           (10)          (53)
----------------------------------------------------------------------------
(Loss)/income before income taxes         (7,663)      (11,854)        8,708
Provision for income taxes                   184           160           488
----------------------------------------------------------------------------
Net (loss)/income                        ($7,847)     ($12,014)       $8,220
----------------------------------------------------------------------------
(Loss)/earnings per share -- Basic        ($0.51)       ($0.77)        $0.53
                                         -----------------------------------
  Weighted average number of
  common shares outstanding -- Basic      15,301        15,630        15,416
----------------------------------------------------------------------------
(Loss)/earnings per share -- Diluted      ($0.51)       ($0.77)        $0.52
                                         -----------------------------------
   Weighted average number of common and
    common equivalent shares outstanding
    -- Diluted                            15,301        15,630        15,692
----------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

PROTEON, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY


                                         Common stock
                               -----------------------------------
                                                        Capital in                 Cumulative     Treasury stock       Total
                                                        excess of    Accumulated   translation   -----------------  stockholders'
(in thousands)                 Shares       Amount      par value      deficit     adjustment     Shares    Amount     equity
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994      15,315        $153       $47,884      ($10,025)        ($46)        81      ($287)     $37,679

Issuance of common stock           274           3         1,257                                                         1,260
Currency translation                                                                    164                                164
Net income                                                               8,220                                           8,220

---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995      15,589         156        49,141        (1,805)         118         81       (287)      47,323

Issuance of common stock            48                       151                                                           151
Repurchase of stock as
  treasury stock                                                                                   130       (328)        (328)
Currency translation                                                                     59                                 59
Net loss                                                               (12,014)                                        (12,014)

--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996      15,637         156        49,292       (13,819)         177        211       (615)      35,191

Issuance of common stock            33           1            55                                                            56
Repurchase of stock as
  treasury stock                                                                                   186       (441)        (441)
Currency translation                                                                    (67)                               (67)
Net loss                                                                (7,847)                                         (7,847)

---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997      15,670        $157       $49,347      ($21,666)        $110        397    ($1,056)     $26,892
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

PROTEON, INC.
Consolidated Statements of Cash Flows

                                                               For the years ended December 31,
-----------------------------------------------------------------------------------------------
(in thousands)                                                 1997          1996          1995
-----------------------------------------------------------------------------------------------
Cash flows provided by operating activities:
Net income (loss)                                          $ (7,847)     $(12,014)     $  8,220
  Adjustments to reconcile net income (loss) to cash
  flows (consumed) provided by operating activities:
     Bad debt provision                                         439             -             -
     Inventory provision                                          -         2,374             -
     Depreciation and amortization                            1,550         3,401         4,185
     Restructuring cost                                           -         1,922             -
     Loss (gain) on disposition of fixed assets                 198          (117)          (44)
  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable                 962         4,513          (152)
     Decrease (increase) in inventories                       3,027        (6,686)          598
     Decrease in deposits and other assets                      768           372         1,260
     Decrease in accounts payable and accrued expenses       (3,869)       (1,326)       (7,526)
                                                           ------------------------------------
Net cash (consumed) provided by operating activities         (4,772)       (7,561)        6,541
                                                           ------------------------------------

Cash flows consumed by investing activities:
     Proceeds from the sale of fixed assets                     182           117            82
     Capital expenditures                                      (728)       (1,600)       (2,411)
     Marketable securities sales and maturities              19,428        15,456         7,120
     Marketable securities purchases                        (24,953)      (15,511)      (11,883)
                                                           ------------------------------------
Net cash consumed by investing activities                    (6,071)       (1,538)       (7,092)
                                                           ------------------------------------

Cash flows (consumed) provided by financing activities
     Proceeds from the issuance of common stock                  56           151         1,260
     Purchase of treasury stock                                (441)         (328)            -
                                                           ------------------------------------
Net cash (consumed) provided by financing activities           (385)         (177)        1,260
Effect of exchange rate changes on cash                         (67)           59           164
                                                           ------------------------------------
Net (decrease) increase in cash and cash equivalents        (11,295)       (9,217)          873
Cash and cash equivalents at beginning of year               16,612        25,829        24,956
                                                           ------------------------------------
Cash and cash equivalents at end of year                   $  5,317      $ 16,612      $ 25,829
                                                           ------------------------------------

Supplemental disclosure of cash flow information:
Non cash investing in finance activities:
     Note receivable on sale of fixed assets               $    120             -             -
     Interest paid during the year                                -      $     10      $     53
                                                           ------------------------------------
     Income taxes paid during the year                     $    230      $    321      $    344
                                                           ------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

-------------------------------------------------------------------------------
                   Notes To Consolidated Financial Statements
-------------------------------------------------------------------------------

A. NATURE OF OPERATIONS

Proteon, Inc. and its subsidiaries including its wholly owned subsidiary OpenROUTE Networks, Inc., develops, markets and supports a wide range of networking products that encompass the Internet Access, Local Area Networking and Remote Access components of the networking industry. The Company's principal markets include North America, Europe and the Far East.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
To prepare the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company records reserves for estimated product returns, as well as the estimated collectibility of accounts receivable, estimated inventory obsolesence and estimated warranty obligations. All estimates are based upon experience and actual results could differ from the estimates and assumptions used by management.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries including its wholly owned subsidiary OpenROUTE Networks, Inc. All intercompany transactions have been eliminated in consolidation.

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

Significant Customers and Export Sales
In 1997, 1996 and 1995, net sales to one customer accounted for approximately 11%, 14% and 12%, respectively. A second customer accounted for approximately 8%, 14% and 10% of net sales in 1997, 1996, and 1995, respectively. The Company had international sales of approximately $9,541,000, $17,355,000 and $26,884,000 in 1997, 1996, and 1995, respectively. Export sales consisted of approximately $7,043,000, $11,698,000 and $18,548,000 for those same periods. Of these export sales, sales into Europe were approximately $5,337,000, $8,185,000, and $13,089,000 in 1997, 1996 and 1995, respectively. Export sales do not include direct sales from the Company's foreign subsidiaries.

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

Cash, Cash Equivalents, and Marketable Securities
The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Marketable securities consist of highly liquid investments with maturities of more than three months when purchased. Investments are stated at cost, plus accrued interest, which approximates fair market value. In addition, the Company classified all investments as available-for-sale securities. Realized gains and losses are determined on the specific identification method and are included in interest income or expense. The portfolio at December 31, 1997 matures at various dates through December 31, 1998.

Inventories
Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization of property and equipment are computed principally using the straight-line method over the estimated useful lives of the assets as follows:

                  Machinery and equipment            1-5 years
                  Furniture and fixtures             7 years
                  Leasehold improvements             shorter of lease term
                                                     or estimated useful life.

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

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, are principally cash and cash equivalents, marketable securities, and accounts receivable. The Company places its investments in highly rated financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.
     Concentration of credit risk with respect to accounts receivable is limited to certain customers with whom the Company makes substantial sales. Two customers accounted for approximately 28% and 30% of the Company's outstanding accounts receivable at December 31, 1997 and 1996, respectively. To reduce credit risk, the Company performs ongoing credit evaluation, account monitoring procedures and maintains reserves for potential losses. These losses have been within management's expectations.

Net Income (Loss) Per Common Share and Common Equivalent Share
The Company adopted the requirements of SFAS No. 128 "Earnings per Share" in the fourth quarter, 1997. This statement replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share
(EPS). Basic EPS excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed by dividing income available to common stockholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method. All earnings per share amounts have been restated to conform with the SFAS 128 requirements.

The following table reconciles the numerator and the denominators of the basic and diluted EPS computations shown on the Consolidated Statements of Operations:

                                               For the years ended December 31,
--------------------------------------------------------------------------------
(in thousands, except per share data)            1997         1996        1995
--------------------------------------------------------------------------------
Basic EPS computation:
Numerator:
  Net (loss) income                            ($7,847)     ($12,014)    $ 8,220
Denominator:
  Weighted average common shares outstanding    15,301        15,630      15,416
Basic EPS                                       ($0.51)       ($0.77)      $0.53

Diluted EPS computation:
Numerator:
  Net (loss) income                            ($7,847)     ($12,014)    $ 8,220
Denominator:
  Weighted average common shares outstanding    15,301        15,630      15,416
  Stock options                                      -             -         276
                                               ---------------------------------
  Total shares                                  15,301        15,630      15,692
Diluted EPS                                     ($0.51)       ($0.77)      $0.52

Outstanding options of 1,758,605 and 1,272,009 as of December 31, 1997 and 1996, respectively, were not included in the diluted EPS computation because their effect would be antidilutive. Options to purchase shares of the Company's common stock of 69,837 for the year ended December 31,1995 were outstanding during the period but were not included in the computation of diluted EPS because the price of the options, which range from $7.73 to $14.00 for 1995, was greater than the average market price of the common stock for the reported period. The outstanding options not included in the calculation for 1995 will expire between September 25, 2001 and October 25, 2005.

Newly Issued Accounting Standards

The FASB has issued Statement No. 130 ("SFAS 130") "Reporting Comprehensive Income." This Statement requires changes in comprehensive income to be shown in a financial statement that is displayed with the same prominence as other financial statements. While not mandating a specific financial statement format, the Statement requires that an amount representing total comprehensive income be reported. The Statement will become effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required for comparative purposes. The Company does not believe that the adoption of SFAS 130 will have a material impact on result of operations.

The FASB also issued Statement No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". This Statement, which supersedes Statement No. 14 "Financial Reporting for Segments of a Business Enterprise," changes the way public companies report information about segments. The Statement, which is based on the management approach to segment reporting, includes requirements to report segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The Statement is effective for periods beginning after December 15, 1997. Restatement for earlier years is required for comparative purposes unless impracticable. In addition, SFAS 131 need not be applied to interim periods in the initial year; however, in subsequent years, interim period information must be presented on a comparative basis. The Company is currently evaluating this Statement and its effect on financial statement disclosures.

Change In Presentation of Consolidated Statements of Cash Flows
During 1997 the Company changed from the direct to the indirect method of presenting its consolidated statements of cash flows. Prior year amounts have been reclassified to conform to the current year presentation.

C INVESTMENTS
Investment classified as current assets were as follows:

                                 1997        1996
--------------------------------------------------
(in thousands)
--------------------------------------------------
Cash equivalents:
Repurchase agreements          $ 1,260     $ 1,950
Mutual funds                     1,674       6,750
Commercial paper                   808       2,448
--------------------------------------------------
Total cash equivalents         $ 3,742     $11,148
--------------------------------------------------

Marketable securities:
Fixed income securities        $ 7,074     $     -
Repurchase agreements              263           -
Certificates of deposit          1,291           -
Commercial paper                 2,557       2,918
U.S. Government securities       1,258       4,000
--------------------------------------------------
Total marketable securities    $12,443     $ 6,918
--------------------------------------------------

D. INVENTORIES
Inventories consist of:

                                 December 31,
------------------------------------------------
(in thousands)               1997           1996
------------------------------------------------
Raw materials              $1,043         $1,373
Work in process               373            718
Finished goods              4,294          6,646
------------------------------------------------
Total inventories          $5,710         $8,737
------------------------------------------------

During 1996, the Company recorded an additional inventory provision of $2,400,000 to reflect inventory exposures as the Company transitioned from LAN to remote access products.

E. PROPERTY AND EQUIPMENT
Property and equipment consist of:

                                                       December 31,
----------------------------------------------------------------------
(in thousands)                                       1997         1996
----------------------------------------------------------------------
Machinery and equipment                            $11,492     $12,083
Furniture and fixtures                                 554         572
Leasehold improvements                               1,188         970
----------------------------------------------------------------------
                                                    13,234      13,625
Less accumulated depreciation and amortization       9,962       9,031
----------------------------------------------------------------------
Property and equipment, net                        $ 3,272     $ 4,594
----------------------------------------------------------------------

F. COMMITMENTS AND CONTINGENCIES
Letter of Credit
The Company has an outstanding letter of credit of approximately $288,000 at December 31, 1997 and 1996. This letter of credit which matures on April 30, 2002, automatically renews annually on December 31. This letter of credit collateralized the Company's obligation to a third party for a certain lease transaction. The fair value of this letter of credit is estimated to be the same as the contract amount.

Operating Leases
The Company leases its office and manufacturing facilities under operating leases expiring at various dates through 2002. Under certain leases the Company is obligated to pay taxes, repairs, and other operating costs. The Company has the option to extend the term of the lease of its primary office and manufacturing facility for two five-year periods commencing on May 1, 2002 and May 1, 2007. Rental expense amounted to approximately $1,128,000, $1,556,000 and $1,666,000 in 1997, 1996 and 1995, respectively. At December 31, 1997 future rental commitments are as follows:

---------------------------
(in thousands)
---------------------------
1998                 $  653
1999                    543
2000                    496
2001                    476
2002                    162
Thereafter                -
---------------------------
Total                $2,330

G. CAPITAL STOCK
Common Stock
The Company has an Employee Stock Purchase Plan ("Purchase Plan") available to most full time employees. Under this plan, 300,000 shares of common stock were reserved for issuance. Eligible employees may designate not more than 5% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan. The purchase price of the shares under the plan is equal to the lower of 85% of the fair market value per share of the stock on the grant date (first day of the exercise period) or 85% of the fair market value on the exercise date (the last day of the exercise period, the fair market value as of a given date is determined by averaging the last sales price of the stock for the ten trading days immediately proceeding the given date. The Company sold 32,677 shares and 41,628 shares to employees in 1997 and 1996, respectively, under the Purchase Plan. At December 31, 1997, 257,097 shares remained unissued under the Purchase Plan. The weighted average fair value of the purchase right to a share of Company stock under the Purchase Plan was estimated to be $1.33 and $1.65 for 1997 and 1996, respectively. No compensation cost has been recognized for shares purchased.

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

Stock Options
The Company's stock option plans generally provide for the granting to employees of incentive stock options to purchase shares of common stock at the fair market value as defined by the plan on the date of grant and of non-qualified stock options at no less than 50% of the fair market value as defined by the plan on the date of the grant. To date the Company has never issued non-qualified stock options at an exercise price less than the fair market value on the date of the grant. Generally, options become exercisable at the rate of 25% at the end of each of the first four anniversaries of the grant. Options generally expire ten years from the date of grant, or ninety days from the date of termination of employment. As of December 31, 1997, 4,384,000 shares of common stock were reserved under the plans and 349,400 shares were available for grant.

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

     A summary of the status of the Company's stock plans as of December 31, 1997, 1996 and 1995, and changes during the years ended on those dates is presented below:


                                     1997                    1996                     1995
                            ----------------------  -----------------------  ----------------------
                                          Weighted                 Weighted                Weighted
                                           Average                  Average                 Average
                              Number of   Exercise   Number of     Exercise   Number of    Exercise
                               Options       Price    Options         Price    Options        Price
                            ----------------------  -----------------------  ----------------------
Outstanding at the
beginning of the year         1,272,009      $3.34     1,237,649      $5.52    1,446,597      $5.37
Granted                       1,007,805      $2.02     1,245,726      $4.11      404,700      $6.76
Exercised                             -          -        (6,712)     $4.01     (218,875)     $4.72
Canceled                       (521,209)     $3.18    (1,204,654)     $6.23     (394,773)     $6.67
                            ------------            -------------            ------------
Outstanding                   1,758,605      $2.70     1,272,009      $3.34    1,237,649      $5.52
                            ----------------------  -----------------------  ----------------------

Options exercisable
at year end                     685,270      $3.41       522,604      $3.41      440,778      $5.44
Weighted average fair
value of options granted
during the year                              $1.34                    $2.78                   $4.70

The following table summarizes information concerning outstanding options at December 31, 1997:

                                       Weighted Average          Weighted
    Range of           Number of          Remaining               Average
  Exercise Prices     Outstanding      Contractual Life        Exercise Price
  ---------------     ----------      -----------------        --------------
   $0.73 - $1.10          12,300            9.58                     $0.95
   $1.45 - $1.56         248,100            9.95                     $1.45
   $1.70 - $2.10         346,905            9.62                     $1.85
   $2.53 - $3.63       1,130,350            8.14                     $3.18
   $6.00 - $7.50          20,950            3.36                     $7.43
                      --------------------------------------------------------
                       1,758,605            8.64                     $2.71
                      =========================================================

Pro Forma Impact of SFAS 123
SFAS 123 "Accounting for Stock-Based Compensation" requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1996 and has applied APB Opinion 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on fair value at grant dates as calculated in accordance with SFAS 123, the Company's net (loss) income and (loss) income per share for the years ended December 31, 1997, 1996 and 1995 would have been reduced to the pro forma amounts indicated below:


                          1997                         1996                             1995
                -------------------------    -------------------------    ------------------------------------------------
                            Basic/Diluted               Basic/Diluted                       Basic             Diluted
                Net loss   loss per share    Net loss   loss per share    Net Income   Income per share   Income per share
                -------------------------    -------------------------    -------------------------------------------------
As reported      ($7,847)       ($0.51)       ($12,014)       ($0.77)         $8,220         $0.53            $0.52

Pro forma        ($8,140)       ($0.53)       ($12,627)       ($0.81)         $8,011         $0.51            $0.51

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of six years, expected volatility of 75% in 1997, and 65% in 1996 and 1995, and no dividends assumed. The weighted average assumptions for the risk-free interest rates for 1997, 1996 and 1995 were 6.11%, 6.32% and 6.58%, respectively.

     The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts since SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

H. RESTRUCTURING OF OPERATIONS
During the fourth quarter of 1996, the Company's management announced a restructuring plan for the strategic redirection of the Company. The restructuring principally addressed the move toward the continued development of the OpenROUTE Networks subsidiary. The strategies for this subsidiary are designed to allow the Company to aggressively focus its efforts on the rapidly growing Internet/Intranet connectivity marketplace. The Company is attempting to leverage its strengths in the OpenROUTE internetworking software and its successful line of GlobeTrotter Remote Access routers. The Company is concentrating its efforts on gaining more market share and increasing revenue.
     As a result, the Company recorded a $3,312,000 charge for restructuring of operations in the fourth quarter of 1996. This included a reduction in the Company's work force of forty-two employees, or approximately 22%, accounting for approximately $410,000 of severance costs. The Company incurred a charge of approximately $785,000 in connection with the substantial reduction in its occupancy requirements. In addition, the charge included approximately $1,922,000 for disposal of fixed assets and approximately $195,000 of other costs.
     During 1997, the Company incurred cash expenditures relating to the 1996 restructuring of approximately $495,000 for severance and payroll related costs, approximately $672,000 as a result of reducing its occupancy costs and $253,000 in other restructuring related costs. Management has determined that all of the Company's obligations from the 1996 and prior restructurings have been settled. Accordingly, the Company reversed its remaining restructuring provision of $241,000 against operating expenses in the third quarter of 1997.

I. INCOME TAXES
The provision for income taxes consists of the following:
                                                              December 31,
-------------------------------------------------------------------------------
(in thousands)                                           1997     1996     1995
-------------------------------------------------------------------------------
Federal - current                                        $  -     ($65)    $319
State - current                                            28       10       57
Foreign - current                                         156      215      112
-------------------------------------------------------------------------------
Total                                                    $184     $160     $488
-------------------------------------------------------------------------------

Reconciliation between the Company's effective tax rate and the U.S. statutory is as follows:

----------------------------------------------------------------------
December 31,                               1997        1996      1995
----------------------------------------------------------------------
U.S. statutory rate                        (34.0%)    (34.0%)    34.0%
Foreign tax rate differential                2.4        0.1      (2.8)
Change in federal valuation allowance       34.0       35.2     (26.1)
State income taxes, net of U.S.
 Federal income tax effect                     -          -       0.5
----------------------------------------------------------------------
Effective tax rate                           2.4%       1.3%      5.6%
----------------------------------------------------------------------

A valuation allowance of $13,210,000 and $9,982,000 for 1997 and 1996 respectively has been recorded to offset the related net deferred tax assets due to the uncertainty of realizing the benefit of these assets. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996:


---------------------------------------------------------
(in thousands)                              1997     1996
---------------------------------------------------------
Deferred tax assets:
 Bad debt reserve                          $360     $   -
 Restructuring charge                         -       644
 Inventory reserves                         533       884
 Product warranty                           262       417
 Federal tax benefit of
  net operating loss carryforwards        7,889     3,878
 State tax benefit of
  net operating loss carryforwards        1,827     1,286
 Tax credit carryforwards                   912       912
 Alternative minimum tax credit             699       542
 Depreciation                               144         -
 Other items                                584       919
---------------------------------------------------------
Total deferred tax assets                13,210     9,482
Valuation allowance for
 deferred tax assets                    (13,210)   (9,112)
---------------------------------------------------------
Net deferred assets                           -       370
Deferred tax liability:
 Depreciation                                         370
---------------------------------------------------------
Net deferred tax asset                       $0        $0
---------------------------------------------------------

As of December 31, 1997 the Company had net operating loss forwards of approximately $23,000,000 and $38,000,000 for federal and state income tax purposes, respectively. The federal net operating losses begin to expire in 2010 and state net operating losses begin to expire in 1998. Similarly, research and development credit carryforwards of approximately $912,000 were available on December 31, 1997, expiring at various dates through 2005.

J.  RETIREMENT SAVINGS PLAN
The Company has a retirement savings plan for its employees, which has been qualified under Section 401(k) of the Code. Eligible employees are permitted to contribute to the 401 (k) Plan through payroll deductions within statutory limitations and subject to any limitations included in the 401 (k) Plan. The Plan provides for the matching contribution by the Company in an annual amount approximating 2% of a participant's compensation. The Company contributed approximately $128,000, $185,000, and $165,000 to the plan in 1997, 1996, and
1995, respectively.

K. QUARTERLY FINANCIAL DATA

                                                                    (unaudited)

Selected quarterly financial data for the years ended December 31, 1997 and 1996 is as follows:

--------------------------------------------------------------------------------------------
                                                                               Basic/diluted
                                                                                  Net income
                                                  Net        Gross   Net income       (loss)
(in thousands, except per share amounts)        sales       profit       (loss)    per share
--------------------------------------------------------------------------------------------
1997
First Quarter                                  $9,125       $4,256       ($313)      ($0.02)
Second Quarter                                  7,748        3,748      (1,133)       (0.07)
Third Quarter                                   5,006        1,754      (2,894)       (0.19)
Fourth Quarter                                  5,065        1,846      (3,507)       (0.23)
--------------------------------------------------------------------------------------------
Total                                         $26,944      $11,604     ($7,847)      ($0.51)
============================================================================================

1996
First Quarter                                 $14,018       $7,231        $141        $0.01
Second Quarter                                 10,646        4,932      (2,345)       (0.15)
Third Quarter                                  10,589        5,119      (1,763)       (0.11)
Fourth Quarter                                 10,043        2,344      (8,047)       (0.52)
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Total                                         $45,296      $19,626    ($12,014)      ($0.77)
--------------------------------------------------------------------------------------------

The 1997 fourth quarter operating loss reflects approximately $880,000 or $0.06 per share of certain adjustments and accruals relating to business operations in the Asia-Pacific region, as well as certain employee incentive programs.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Proteon, Inc.:

We have audited the accompanying consolidated balance sheets of Proteon, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proteon, Inc. as of December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                             /s/ COOPERS & LYBRAND L.L.P.
                                             ----------------------------
Coopers & Lybrand, L.L.P.
Boston, Massachusetts
February 11, 1998

-------------------------
  STOCK PRICE HISTORY
-------------------------


The following table sets forth the high and low sales prices of the Company's Common Stock as reported on the NASDAQ Stock Market from January 1, 1996 to December 31, 1997. As of December 31, 1997, the Company had approximately 507 stockholders of record. The Company has paid no dividends on its Common Stock and anticipates it will reinvest any earnings to finance future growth.

For year ended December 31, 1997                High               Low
-----------------------------------------------------------------------
First Quarter                                  3 11/16           1 5/16
Second Quarter                                 2 15/16           1 7/16
Third Quarter                                   2 1/2            1 9/16
Fourth Quarter                                  3 1/2            1 1/32


For year ended December 31, 1996                High               Low
-----------------------------------------------------------------------
First Quarter                                   7 1/2             4 3/4
Second Quarter                                  6 1/2             3 5/8
Third Quarter                                   4 1/4             2 3/8
Fourth Quarter                                  4 1/4            2 1/16