Form 10-K405, Exhibit 13
period 1998-12-31
OPENROUTE NETWORKS INC
filed 1999-03-31
CIK 874316

EX-13             ANNUAL REPORT


STOCK PRICE HISTORY                                     (unaudited)

The following table sets forth the high and low sales prices of the Company's Common Stock, which trades under the symbol "OPEN", as Reported on the NASDAQ Stock Market from January 1, 1997 to December 31, 1998. As of December 31, 1998, the Company had approximately 507 stockholders of record. The Company has paid no dividends on its Common Stock and anticipates that it will continue to reinvest earnings to finance future growth.

For year ended December 31, 1998                                                        High              Low
-------------------------------------------------------------------------------------------------------------------
First Quarter                                                                           1 3/8              1
Second Quarter                                                                         1 21/32          1 1/32
Third Quarter                                                                          1 7/16              3/4
Fourth Quarter                                                                         1 29/32           11/16


For year ended December 31, 1997                                                        High              Low
-------------------------------------------------------------------------------------------------------------------
First Quarter                                                                          3 11/16          1 5/16
Second Quarter                                                                         2 15/16          1 7/16
Third Quarter                                                                           2 1/2           1 9/16
Fourth Quarter                                                                          3 1/2           1 1/32

EX-13 (Cont'd)    ANNUAL REPORT


SELECTED CONSOLIDATED FINANCIAL DATA


CONSOLIDATED STATEMENT OF OPERATIONS DATA:
---------------------------------------------------------------------------------------------------------
                                                                Years ended December 31,
(in thousands, except per share data)          1998         1997         1996         1995        1994
---------------------------------------------------------------------------------------------------------
Net sales                                    $ 14,326     $ 26,944     $ 45,296     $ 75,323    $ 93,912
Cost of sales                                   8,596       15,340       25,670       36,664      48,148
---------------------------------------------------------------------------------------------------------
Gross profit                                    5,730       11,604       19,626       38,659      45,764
Operating expenses:
   Research and development                     4,610        5,987        9,353        8,802      11,162
   Selling and marketing                        8,018       10,703       15,486       17,903      23,955
   General and administrative                   5,376        3,870        4,590        4,683       7,065
   Restructure costs                               --         (241)       3,312           --       6,330
---------------------------------------------------------------------------------------------------------
       Total operating expenses                18,004       20,319       32,741       31,388      48,512
---------------------------------------------------------------------------------------------------------
(Loss) income from operations                 (12,274)      (8,715)     (13,115)       7,271      (2,748)
Interest income (expense), net                    589        1,052        1,261        1,437         455
Other income                                       --           --           --           --       1,205
---------------------------------------------------------------------------------------------------------
(Loss) income before income taxes             (11,685)      (7,663)     (11,854)       8,708      (1,088)
Provision (benefit) for income taxes              175          184          160          488         251
---------------------------------------------------------------------------------------------------------
Net (loss) income                            ($11,860)    ($ 7,847)    ($12,014)    $  8,220    ($ 1,339)
---------------------------------------------------------------------------------------------------------
Net (loss) income per share -
  basic and diluted                          ($  0.77)    ($  0.51)    ($  0.77)    $   0.52    ($  0.09)
Weighted average number of common
    shares outstanding- basic and diluted      15,312       15,301       15,630       15,692      14,808
---------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital                              $ 12,436     $ 23,620     $ 30,597     $ 39,006    $ 27,550
Total assets                                   20,278       33,403       45,571       59,029      56,911
Stockholders' equity                           15,151       26,892       35,191       47,323      37,679

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto.

 RESULTS OF OPERATIONS

During 1998 the Company completed its corporate repositioning from the LAN business environment to the Internet Access marketplace.

LAN revenues declined from 32.4% of total revenue in 1997 to 19.9% of total revenue in 1998. LAN units shipped was reduced from 73% in 1997 to 31% in 1998 of total units shipped. Internet Access products grew from 50.2 % of total revenue in 1997 to 52.8% of total revenue in 1998 and reached 71% of the Company's total revenue in the fourth quarter of 1998. Internet Access product unit shipments represented 27% of the total units shipped in 1997 and 68% in 1998 reflecting the focus of the Company in the growing Internet Access marketplace. Overall Internet Access product unit shipments increased by 12.7% in 1998 from 1997 while LAN unit shipments declined by 80.9%.

 NET SALES

Product sales decreased by 53.2% to $10,416,000 in 1998 from $22,248,000 in 1997. This decline reflects the completion of OpenROUTE's planned corporate repositioning from LAN products to Internet Access products. Although overall product revenue declined in 1998, Internet Access product unit sales increased 12.7% from 1997. Internet Access product revenue declined by 44.7% in 1998 primarily due to a 75% drop in average selling prices of certain older Corporate Internet Access products. Average selling prices for the Company's GT Internet Access products, although declining 25% for the year, remained relatively stable after the first quarter of 1998. LAN product revenue declined to $2,858,000 in 1998 or by 67.2% from 1997 levels. Software licensing revenue in 1998 increased to $1,663,000 from $895,000 in 1997 primarily reflecting the revenue produced from a single software licensing agreement with a major international telecommunications company. The Company expects that it will continue to have software licensing revenue in the future, however at varying and uncertain levels since software licensing revenue is an ancillary component of the Company's core revenue stream but strategic in its promotion of OpenROUTE routing technology in the marketplace. Service and other sales in 1998 decreased by 40.9% to $2,247,000 from $3,801,000 in 1997. This decrease was primarily due to the reduction in service contracts and upgrade revenue worldwide resulting from the Company's transition to Internet Access products which require less support services.

Product sales decreased by 30.9% to $22,248,000 in 1997 from $32,175,000 in 1996. This anticipated decline reflects OpenROUTE's continuing product transition from LAN products to Internet Access products. Although overall product revenue declined in 1997, GlobeTrotter product revenue increased 76.5% from 1996 as a result of increased unit sales. Corporate Enterprise and LAN product revenue declined in 1997 by 43.3% from 1996 levels. Software licensing revenue in 1997 decreased by 88.1% to $895,000 from $7,530,000 in 1996 reflecting the declining revenue produced from the IBM and Digital Equipment software licensing agreements. The Company expects that it will continue to have software licensing revenue in the future, however at varying and uncertain levels since software licensing revenue is an ancillary component of the Company's core revenue stream but strategic in its promotion of OpenROUTE routing technology in the marketplace. Service and other sales in 1997 decreased by 32.0% to $3,801,000 from $5,591,000 in 1996. This decrease was primarily due to the reduction in service contracts and upgrade revenue worldwide resulting from the Company's transition to Internet Access products which require less support services.

 International sales accounted for approximately 30.9%,35.4%, and 38.3% of net sales in 1998, 1997, and 1996, respectively.

GROSS PROFIT

Total price gross profit margin decreased in 1998 to 40.0% from 43.1% in 1997. Gross margin on product revenue decreased to 34.4% in 1998 from 42.8% in 1997 principally due to the drop in the average selling prices of the Company's Internet Access products and certain inventory write downs. Gross margin on service and other revenues declined to 21.7% in 1998 from 31.1% in 1997 primarily due to a decline in service revenue. The decline in the service margin was offset by the highly profitable software licensing margins.

Total gross profit margin decreased slightly in 1997 to 43.1% from 43.3% in 1996. Gross margin on product revenue improved significantly to 42.8% in 1997 from 35.3% in 1996 principally due to the expansion of the GT product line into a number of higher margin models as well as to reductions in manufacturing overhead expenses. Gross margin on service and other revenues also increased to 31.1% in 1997 from 23.0% in 1996 primarily due to improved efficiencies in the customer service area. However, these improvements were not sufficient to offset the substantial decline in software licensing revenue which is highly profitable.

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

Research and development expenses were $4,610,000 or 32.2%, $5,987,000 or 22.2%, and $9,353,000 or 20.6% of net sales in 1998, 1997 and 1996, respectively. The decrease in expenses of $1,377,000 in 1998 from 1997 was primarily due to lower personnel and personnel-related costs. When comparing 1997 to 1996, the decrease in research and development expenses of $3,366,000 in 1997 from 1996 was primarily due to lower personnel and personnel-related costs as well as a more defined focus on the Internet Access products only.

In 1998 the Company continued to focus its efforts on enhancement of existing products and the development of new products.

Major efforts in 1997 included the continuing development of the GlobeTrotter series of products with the introduction of several new models during the year.

SELLING AND MARKETING

Selling and marketing expenses were $8,018,000 or 56.0%, $10,703,000 or 39.7%, and $15,486,000 or 34.2% of net sales in 1998, 1997 and 1996, respectively. The decrease in expenses in 1998 from 1997 of $2,685,000 was primarily the result of lower personnel and personnel-related costs including sales commissions due to the decline in revenues in 1998 from 1997. The Selling and marketing cost reduction in 1998 as compared to 1997 is also attributable to the Company's repositioning to focus mainly on the Internet Access products which resulted in the achievement of marketing cost efficiencies. In 1997 sales and marketing expenses decreased by $4,783,000 when compared to 1996. This decrease was due mainly to lower personnel and personnel-related costs.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $5,376,000, $3,870,000, and $4,590,000 in 1998, 1997 and 1996, respectively. The increase in expenses of $1,506,000 in 1998 from 1997 was primarily due to severance payments and accruals that were made as a result of cost containment measures that were implemented during the year. Also, additional legal expenses were incurred during 1998 that resulted from an on-going lawsuit, initiated by OpenROUTE Networks, against two companies relating to the transfer of OpenROUTE software licensing rights without OpenROUTE's required consent. When comparing 1997 to 1996, the decrease in expenses of $720,000 was largely due to lower personnel and personnel-related costs.

RESTRUCTURING OF OPERATIONS

The Company's management continually reviews methods to reduce the Company's expense base in response to decreased revenue streams. As a result, the Company has implemented a series of restructurings, the most recent of which transpired in 1996. This restructuring of operations was necessary to reestablish the strategic direction of the Company and better align its operating expenses with anticipated revenues.

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

PROVISION FOR INCOME TAXES

In 1998, the Company recorded an income tax provision of $175,000 primarily due to foreign taxes on income earned outside the United States. The difference between the effective tax rate and the statutory tax rate for 1998 is mainly due to net operating loss carryforwards whose future realization is uncertain.

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

YEAR 2000

The "Year 2000 Issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If computer programs with date sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

The Company has initiated a program to review the Year 2000 readiness of its internal systems, the Company's product line, and of third party suppliers and vendors. The program consists of: (i) inventory of products and suppliers to determine systems which may encounter date processing problems; (ii) assessment of the Year 2000 issues presented; (iii) remediation, if necessary, of products owned or manufactured by the Company; (iv) testing of systems; and (v) contingency plans. The program's implementation varies depending upon the problems or issues encountered, and their resolution.

PRODUCTS MANUFACTURED BY THE COMPANY. The Company's main business since its formation has consisted primarily of the manufacture and sale of: (i) Remote Access Routers used to access the Internet; (ii) Local Area Network (LAN) equipment used to link together computers and peripheral devices; and (iii) Network Interface Cards (NIC), which connect computer workstations to a network. The Company has installed its own proprietary software in all of its manufactured Remote Access Routers and LANs, and at times has licensed this software to third parties. The Company's installed proprietary software and the products manufactured and sold by the Company, now and in the past, do not track or report dates, are not date dependent, and are Year 2000 compliant. The Company's manufactured NIC cards do not contain any date-dependent functions, and thus also are Year 2000 compliant. Therefore, the Company does not expect that Year 2000 processing problems will occur in products sold by the Company, or that Year 2000 product problems would have a material effect on the Company's business, financial condition, or the results of operations.

INTERNAL BUSINESS SOFTWARE AND SYSTEMS. The Company in 1998 conducted an inventory of its internal business systems, to determine whether any Year 2000 processing problems existed in critical equipment or systems. As a result, and as part of a corporate program intended to reduce cycle time and improve efficiency, the Company purchased new business operations systems which operate the Company's financial, administrative, business, manufacturing, and customer service functions. The software vendor has indicated these systems are Year 2000 compliant. The Company has completed the installation of this system in January 1999 and has successfully closed the fiscal month of January and February 1999. The Company has a one year limited warranty on these systems commencing from the date of delivery, which would expire before January 1, 2000.

The Company also has installed a new telephone system under a long-term lease which it understands is Year 2000 compliant. However, if testing demonstrates unexpected Year 2000 problems in these new systems, there would be no assurance that the Year 2000 problems would not have a material impact on the Company's internal operations and would not materially impact the Company's business, financial conditions or results of operations.

The Company expended $340,000 in Year 2000 system costs in 1998. Some of these costs have been capitalized under generally accepted accounting practices. The Company expects to incur additional expenditures of $175,000 in 1999 related to Year 2000 equipment purchases and leases, including consulting fees, license agreements and lease payments.

READINESS OF THIRD PARTY SUPPLIERS AND VENDORS. The Company relies on third party suppliers, service providers, and contractors for critical services, including utility power and telephone, parts and supplies. In addition, the Company sells its products to customers, including Internet service providers and others, which are highly dependent on computers, and which could be adversely affected by their own or their suppliers' lack of Year 2000 readiness. The Company has conducted an inventory of its critical suppliers, service providers, and contractors to determine the extent to which the Company's operations could be affected by those third parties' failure to remedy their own Year 2000 issues. This exercise was substantially completed in March 1999. Most of the Company's critical suppliers, service providers, and contractors are also in the high technology field, thus year 2000 compliance has received intense attention throughout the vendors' base. OpenRoute's major contract manufacturer, U.S. Assemblies, has recently completed implementation of the year 2000 compliant version of MAPICS for their Material Resource Planning.

Following completion of its inventory and assessment of third party readiness, the Company will determine whether testing, verification, or contingency plan procedures are necessary. The most reasonably likely worst case scenario if suppliers or customers were not Year 2000 compliant would be interruption in the Company's ability to manufacture or deliver its products through loss of power, supply shortages, or disruption of delivery systems, or a material decrease in the sale of products if customers lose substantial business or divert substantial resources to uncorrected Internet Year 2000 problems. The Year 2000 readiness of outside suppliers or customers is outside the Company's control. There can be no assurance that the failure of third party suppliers or the Company's customers to effectively remedy Year 2000 defects would not have a material adverse impact on the Company's business, results of operations, or financial condition.

The above description contains "forward-looking" statements addressing uncertainties and future events relating to the Company's Year 2000 issues. These statements are based on assumptions and predictions which are difficult to verify and may change over time. The Company expects that future events and information, if known by the Company, may affect assessment of the Year 2000 issues potentially affecting the Company.


NEWLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.


 LIQUIDITY AND CAPITAL RESOURCES

During 1998, the Company consumed $12,040,000 of cash from operating activities. This was due primarily to the net operating loss of $11,860,000, an increase in inventory of $2,836,000, and a decrease in accounts payable and accrued expenses of $1,384,000. This was offset by depreciation of $1,191,000 and a decrease in accounts receivable of $2,323,000. Working capital decreased to $12,436,000 in 1998 from $23,620,000 in 1997.

Investing activities during 1998 generated net proceeds of $8,628,000 principally from the sales of marketable securities.

The Company's management believes that if it achieves its twelve month operating plan, then current levels of cash, cash equivalent, and marketable securities will satisfy its expected working capital and capital expenditure requirements through the next twelve months. If the operating plan is not achieved, it is likely that it will be necessary to secure alternative forms of financing and there is no assurance that the financing would be available when needed or, on terms favorable to the Company. Accordingly, the Company's 1998 Report of Independent Certified Public Accountants includes a going concern explanatory paragraph. The Company is in the process of obtaining additional working capital financing to fund expected future growth.


 SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

The 1998 Annual Report, including the President's Letter and the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and involve a number of risks and uncertainties. The Company's future results remain difficult to predict and may be affected by a number of factors including: business conditions within the networking industry; timing of orders from and shipments to major customers; timing of new products introductions; acceptance of products in the marketplace; increased competition; changes in manufacturing costs; changes in the mix of product sales and changes in world economic conditions. Other risk factors are listed from time to time in the required documents including the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC).

                                                        OPENROUTE NETWORKS, INC.

                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                                     CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------
December 31,                                                                        1998          1997
--------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
ASSETS
CURRENT:
   Cash and cash equivalents                                                       $  2,024     $  5,317
   Marketable securities (Note 3)                                                     3,128       12,443
   Accounts receivable less reserve for doubtful accounts of $1,424,000
   and $927,000 at December 31, 1998 and 1997, respectively                           3,356        6,224
   Inventories (Note 4)                                                               8,546        5,710
   Deposits and other assets                                                            509          437
--------------------------------------------------------------------------------------------------------
     Total current assets                                                            17,563       30,131
PROPERTY AND EQUIPMENT, NET (Note 5)                                                  2,715        3,272
--------------------------------------------------------------------------------------------------------
     Total assets                                                                  $ 20,278     $ 33,403
--------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                                $  1,449     $  2,292
   Accrued compensation                                                                 353          765
   Accrued expenses                                                                   2,743        2,779
   Accrued warranty                                                                     582          675
--------------------------------------------------------------------------------------------------------
     Total current liabilities                                                        5,127        6,511
--------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 6,7 AND 11)
STOCKHOLDERS' EQUITY: (NOTE 7)
   Preferred stock, par value $.01 per share, authorized 7,500,000 shares,
    none issued                                                                          --           --
   Common stock, par value $.01 per share, authorized 30,000,000 shares, issued
     15,740,305 and 15,669,524 shares at
     December 31, 1998 and 1997, respectively                                           157          157
   Capital in excess of par value                                                    49,418       49,347
   Accumulated deficit                                                              (33,526)     (21,666)
   Accumulated other comprehensive income                                               112          110
   Less treasury stock, at cost, 390,769 and 407,435 shares
     at December 31, 1998 and 1997, respectively                                     (1,010)      (1,056)
--------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                      15,151       26,892
--------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                    $ 20,278     $ 33,403
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                        (NOTE 8)

-------------------------------------------------------------------------------------------------
Years ended December 31,                                          1998         1997        1996
-------------------------------------------------------------------------------------------------
                                                              (In thousands, except per share data)
SALES:
   Product                                                     $ 10,416     $ 22,248     $ 32,175
   Service and other                                              2,247        3,801        5,591
   Software licensing                                             1,663          895        7,530
-------------------------------------------------------------------------------------------------

     Net sales                                                   14,326       26,944       45,296
-------------------------------------------------------------------------------------------------

COST OF SALES:
   Product                                                        6,836       12,722       20,825
   Service and other                                              1,760        2,618        4,307
   Software licensing                                                --           --          538
-------------------------------------------------------------------------------------------------

     Cost of sales                                                8,596       15,340       25,670
-------------------------------------------------------------------------------------------------

GROSS PROFIT                                                      5,730       11,604       19,626
-------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
   Research and development                                       4,610        5,987        9,353
   Selling and marketing                                          8,018       10,703       15,486
   General and administrative                                     5,376        3,870        4,590
   Restructure costs (Note 9)                                        --         (241)       3,312
-------------------------------------------------------------------------------------------------

     Total operating expenses                                    18,004       20,319       32,741
-------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                            (12,274)      (8,715)     (13,115)

INTEREST INCOME, net of interest expense of $10,000 in 1996         589        1,052        1,261
-------------------------------------------------------------------------------------------------

LOSS BEFORE PROVISION FOR INCOME TAXES                          (11,685)      (7,663)     (11,854)

PROVISION FOR INCOME TAXES (NOTE 10)                                175          184          160
-------------------------------------------------------------------------------------------------

NET LOSS                                                       $(11,860)    $ (7,847)    $(12,014)
-------------------------------------------------------------------------------------------------

NET LOSS PER SHARE OF COMMON STOCK - BASIC AND DILUTED         $   (.77)    $   (.51)    $   (.77)
-------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING - BASIC AND DILUTED                                15,312       15,301       15,630
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                          Accumulated
                                                                           Capital in                       Other
                                                      Common Stock          Excess of      Accumulated   Comprehensive
                                                  Shares       Amount       Par Value        Deficit        Income
------------------------------------------------------------------------------------------------------------------------
                                                                         (In thousands)
BALANCE, December 31, 1995                        15,589         $ 156       $49,141         $(1,805)        $118
   Issuance of common stock                           48             -           151               -            -
   Repurchase of stock as treasury stock               -             -             -               -            -
   Comprehensive income (loss):
     Foreign currency translation                      -             -             -               -           59
     Net loss                                          -             -             -         (12,014)           -
------------------------------------------------------------------------------------------------------------------------
       Total comprehensive loss                        -             -             -               -            -
------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1996                        15,637           156        49,292         (13,819)         177
   Issuance of common stock                           33             1            55               -            -
   Repurchase of stock as treasury stock               -             -             -               -            -
   Comprehensive loss:
     Foreign currency translation                      -             -             -               -          (67)
     Net loss                                          -             -             -          (7,847)           -
------------------------------------------------------------------------------------------------------------------------
       Total comprehensive loss                        -             -             -               -            -
------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1997                        15,670           157        49,347         (21,666)         110
   Issuance of common stock                           70             -            71               -            -
   Issuance of treasury stock                          -             -             -               -            -
   Comprehensive income (loss):
     Foreign currency translation                      -             -             -               -            2
     Net loss                                          -             -             -         (11,860)           -
------------------------------------------------------------------------------------------------------------------------
       Total comprehensive loss                        -             -             -               -            -
------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                        15,740         $ 157       $49,418         $(33,526)       $112
------------------------------------------------------------------------------------------------------------------------


                                                                                Total
                                                     Treasury Stock          Stockholders'
                                                  Shares        Amount          Equity
-------------------------------------------------------------------------------------------
                                                               (In thousands)
BALANCE, December 31, 1995                            81        $ (287)           $47,323
   Issuance of common stock                            -             -                151
   Repurchase of stock as treasury stock             130          (328)              (328)
   Comprehensive income (loss):
     Foreign currency translation                      -             -                 59
     Net loss                                          -             -            (12,014)
-------------------------------------------------------------------------------------------
       Total comprehensive loss                        -             -            (11,955)
-------------------------------------------------------------------------------------------
BALANCE, December 31, 1996                           211          (615)            35,191
   Issuance of common stock                            -             -                 56
   Repurchase of stock as treasury stock             196          (441)              (441)
   Comprehensive loss:
     Foreign currency translation                      -             -                (67)
     Net loss                                          -             -             (7,847)
-------------------------------------------------------------------------------------------
       Total comprehensive loss                        -             -             (7,914)
-------------------------------------------------------------------------------------------
BALANCE, December 31, 1997                           407         (1,056)           26,892
   Issuance of common stock                            -             -                 71
   Issuance of treasury stock                        (17)           46                 46
   Comprehensive income (loss):
     Foreign currency translation                      -             -                  2
     Net loss                                          -             -            (11,860)
-------------------------------------------------------------------------------------------
       Total comprehensive loss                        -             -            (11,858)
-------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                           390        $(1,010)          $15,151
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31,                                                1998                 1997                 1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
   Net loss                                                         $(11,860)            $ (7,847)            $(12,014)
   Adjustments to reconcile net loss to net cash used by
     operating activities:
     Bad debt provision                                                  545                  439                    -
     Inventory provision                                                   -                    -                2,374
     Depreciation and amortization                                     1,191                1,550                3,401
     Restructuring cost                                                    -                    -                1,922
     Loss (gain) on disposition of fixed assets                           53                  198                 (117)
     Changes in operating assets and liabilities:
       Accounts receivable                                             2,323                  962                4,513
       Inventories                                                    (2,836)               3,027               (6,686)
       Deposits and other assets                                         (72)                 768                  372
       Accounts payable
         and accrued expenses                                         (1,384)              (3,869)              (1,326)
---------------------------------------------------------------------------------------------------------------------------
         Net cash used by operating activities                       (12,040)              (4,772)              (7,561)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale of fixed assets                               23                  182                  117
     Capital expenditures                                               (710)                (728)              (1,600)
     Marketable securities sales and maturities                       16,980               19,428               15,456
     Purchase of marketable securities                                (7,665)             (24,953)             (15,511)
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by investing activities              8,628               (6,071)              (1,538)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from the issuance of common stock                             71                   56                  151
   Proceeds from issuance of treasury stock                               46                    -                    -
   Purchase of treasury stock                                              -                 (441)                (328)
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities                117                 (385)                (177)
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    2                  (67)                  59
---------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                             (3,293)             (11,295)              (9,217)
CASH AND CASH EQUIVALENTS, at beginning of year                        5,317               16,612               25,829
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, at end of year                           $  2,024             $  5,317             $ 16,612
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW  INFORMATION:
   Cash paid for:
     Income taxes                                                   $     69             $    230             $    321
     Interest                                                       $      -             $      -             $     10
   Non-cash financing activities:
     Note receivable on sale of fixed assets                        $     15             $    120             $      -

The accompanying notes are an integral part of the consolidated financial statements.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.    OPERATIONS AND         OpenROUTE  Networks, Inc. (formerly Proteon, Inc.)
       MANAGEMENTS PLANS      and its subsidiaries (the "Company") develop,
                              market, and support a wide range of networking products. The Company is engaged principally in one business segment in the computer networking industry having two lines of business; (i)
                              Internet access and (ii) local area network access. The Company is positioned to focus on the Internet access market. The Company's principal geographic markets include the Americas, Europe and the Far East.

                              The Company's consolidated financial statements have been prepared on the basis that it will continue as a going concern. The Company has incurred net losses of approximately $11,860,000, $7,847,000 and $12,014,000 for the years ended
                              December 31, 1998, 1997 and 1996, respectively. The Company's current business strategy is focused on the emerging Internet access market. As such, success of future operations is subject to a number of risks. Principal among these risks are the successful marketing of its products, rapidly changing technology, reliance on significant customers, intense competition from substitute products and significantly larger companies, and the ability to obtain financing to fund future operations. The above factors raise substantial doubt about the Company's ability to continue as a going concern.

                              Management's plans include a continued effort to gain market share and increase its Internet access product revenues. The Company has also continued to monitor cost containment and has a plan to implement further operating expense reductions as it deems necessary. Additionally, the Company is pursuing working capital financing to fund future operating activities. The Company's ability to continue as a going concern depends on the success of management's plans, including obtaining additional funding or establishing strategic relationships and achieving projected operating results. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.    SUMMARY OF
       SIGNIFICANT
       ACCOUNTING
       POLICIES
       (Continued)

       Principles of                The consolidated  financial  statements
       Consolidation                include the accounts of OpenROUTE Networks,
                                    Inc. and its subsidiaries. Proteon, Inc.
                                    changed its name to OpenROUTE Networks, Inc.
                                    on June 10, 1998. OpenROUTE Networks, Inc.
                                    was previously the name of a wholly-owned subsidiary of Proteon, Inc. All intercompany transactions and balances have been eliminated in consolidation.

       Use of Estimates             The preparation of the financial statements
                                    in conformity with generally accepted
                                    accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company records reserves for estimated product returns, collectibility of accounts receivable, estimated inventory obsolescence and estimated warranty obligations. All estimates are based upon experience and actual results could differ from the estimates and assumptions used by management.

       Revenue                      The Company recognizes revenue from product
       Recognition                  sales upon shipment of the product. Revenue
                                    from service agreements is recognized
                                    ratably over the term of the agreement.
                                    Revenue from software licensing is
                                    recognized upon performance of milestones when collectibility is reasonably assured.

       Translation of               The Company has designated the local
       Foreign                      currency as the functional currency for all
       Currencies                   foreign locations. Accordingly, assets and
                                    liabilities of all foreign subsidiaries
                                    are translated at year-end rates of
                                    exchange, and income statement accounts are translated at the average rates of exchange during the year. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of stockholders' equity.

                                    Foreign currency transaction gains and
                                    losses are included in results of operations in the periods in which they occur, and are immaterial for all periods presented.

       Comprehensive                In 1998, the Company adopted Statement of
       Income (Loss)                Financial Accounting Standards ("SFAS") No.
                                    130 "Reporting Comprehensive Income". SFAS
                                    No. 130 establishes rules for the reporting of comprehensive income (loss) and its components. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the accompanying consolidated statements of stockholders' equity. The adoption of SFAS No. 130 had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.    SUMMARY OF
       SIGNIFICANT
       ACCOUNTING
       POLICIES
       (Continued)

       Hedging                      In June 1998, the Financial Accounting
       Activities                   Standards Board issued SFAS No. 133,
                                    "Accounting for Derivatives Instruments and
                                    Hedging Activities" ("SFAS No. 133"). SFAS
                                    No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability or (ii) the earnings effect of the hedged forecasted transaction.
                                    For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No.
                                    133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

                                    Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

       Cash Equivalents             The Company considers all highly liquid
       and Marketable               instruments purchased with a maturity of
       Securities                   three months or less to be cash
                                    equivalents. Marketable securities consist of highly liquid investments with maturities of more than three months when purchased.
                                    Investments are stated at cost, plus accrued interest, which approximates fair market value. In addition, the Company classified all investments as available-for-sale securities. Realized gains and losses are determined on the specific identification method. The marketable securities portfolio at December 31, 1998 matures at various dates through September 8, 1999.

       Inventories                  Inventories are stated at the lower of
                                    cost or market, with cost determined under the first-in, first-out method.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.    SUMMARY OF
       SIGNIFICANT
       ACCOUNTING
       POLICIES
       (Continued)

       Property and                 Property and equipment are stated at cost.
       Equipment                    Depreciation and amortization of property
                                    and equipment are computed principally using the straight-line method over the estimated useful lives of the assets as follows:

                                    Category                                    Years
                                    --------------------------------------------------
                                    Machinery and equipment                       3-5
                                    Furniture and fixtures                          7
                                    Leasehold improvements   shorter of lease term or
                                                                estimated useful life


                                    Maintenance and repairs are charged to
                                    expense as incurred. Upon retirement or
                                    sale, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the consolidated statements of operations.

       Income                       Deferred tax assets and liabilities reflect
       Taxes                        the net tax effects of temporary differences
                                    between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for the net deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

       Accrued                      The Company records a liability for future
       Warranty                     warranty costs based upon the relationship
                                    of prior years' sales to actual warranty costs which approximates expected future warranty costs.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.    SUMMARY OF
       SIGNIFICANT
       ACCOUNTING
       POLICIES
       (Continued)

       Research and              Costs incurred in the research and
       Development               development of software products are
                                 expensed as incurred until the technological feasibility of the product has been established. After technological feasibility is established, any additional costs would be capitalized. The Company believes the current process for developing software is essentially completed concurrently with the establishment of technological feasibility.
                                 Accordingly, no software development costs have been capitalized to date.


       Concentrations of         Financial instruments, which potentially
       Credit Risk               subject the Company to concentration of
                                 credit risk, are principally cash and cash equivalents, marketable securities, and accounts receivable. The Company places its investments in highly rated financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

                                 Concentration of credit risk with respect to accounts receivable is limited to certain customers with whom the Company makes substantial sales. Four customers accounted for approximately 35% of the Company's outstanding accounts receivable at December 31, 1998 and two customers accounted for approximately 28% of the Company's outstanding accounts receivable at December 31, 1997. To reduce credit risk, the Company performs ongoing credit evaluation, account monitoring procedures and maintains reserves for potential losses. These losses have been within management's expectations.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.    SUMMARY OF
       SIGNIFICANT
       ACCOUNTING
       POLICIES
       (Continued)

       Net Loss   The Company  follows SFAS No. 128  "Earnings  per Share".
       Per Share  Under SFAS No. 128,  Basic Earnings  Per Share (EPS)  excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted EPS is computed by dividing the net income (loss) available to common stockholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

                  The following table presents the numerator and the denominator of the basic and diluted EPS computations shown on the consolidated statements of operations:

                  --------------------------------------------------------------------------------------
                  Years ended December 31,                        1998            1997            1996
                  --------------------------------------------------------------------------------------
                                                               (In thousands, except per share data)
                  Basic and diluted EPS computation:
                     Numerator:
                       Net loss                             $  (11,860)      $  (7,847)    $   (12,014)
                     Denominator:
                       Weighted average common
                         shares outstanding                     15,312          15,301          15,630
                  --------------------------------------------------------------------------------------
                  Basic and diluted EPS                     $     (.77)      $    (.51)    $      (.77)
                  --------------------------------------------------------------------------------------

                  Outstanding stock options of 2,269,463, 1,758,605 and 1,272,009 as of December 31, 1998, 1997 and 1996,
                  respectively, were not included in the diluted EPS computation because their effect would be antidilutive.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 2.    SUMMARY OF
       SIGNIFICANT
       ACCOUNTING
       POLICIES
       (Continued)

Segment Information        In 1998, the Company adopted SFAS No. 131,
                           "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 established standards for disclosures regarding products and services, geographic areas and major customers.
                           Information for 1997 and 1996 has been restated to conform with the 1998 presentation (see Note 8).


3. MARKETABLE              Marketable securities consists of the following:
   SECURITIES

                           -------------------------------------------------------------
                           December 31,                         1998              1997
                           -------------------------------------------------------------
                                                                  (In thousands)
                           Fixed income securities           $ 3,128        $    7,074
                           Repurchase agreements                   -               263
                           Certificates of deposit                 -             1,291
                           Commercial paper                        -             2,557
                           U.S. Government securities              -             1,258
                           -------------------------------------------------------------
                                                             $ 3,128        $   12,443
                           -------------------------------------------------------------

4. INVENTORIES             Inventories consist of the following:


                           -------------------------------------------------------------
                           December 31,                         1998              1997
                           -------------------------------------------------------------
                                                                  (In thousands)
                           Raw materials                       $2,270         $1,043
                           Work in process                         15            373
                           Finished goods                       6,261          4,294
                           -------------------------------------------------------------
                                                               $8,546         $5,710
                           -------------------------------------------------------------

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 5.    PROPERTY AND       Property and equipment consist of the following:
       EQUIPMENT

                          ------------------------------------------------------------------
                          December 31,                              1998              1997
                          ------------------------------------------------------------------
                                                                      (In thousands)
                          Machinery and equipment              $  11,791        $   11,492
                          Furniture and fixtures                     593               554
                          Leasehold improvements                     884             1,188
                          ------------------------------------------------------------------
                                                                  13,268            13,234
                          Less accumulated depreciation and
                           amortization                           10,553             9,962
                          ------------------------------------------------------------------
                          Property and equipment, net          $   2,715        $    3,272
                          ------------------------------------------------------------------

 6.    COMMITMENTS AND
       CONTINGENCIES

       Letter of Credit   The Company has an outstanding letter of credit of
                          approximately $288,000 at December 31, 1998, 1997 and
                          1996. This letter of credit which matures on April
                          30, 2002, automatically renews annually on December
                          31. This letter of credit collateralized the Company's obligation to a third party for a certain lease transaction.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 6.    COMMITMENTS AND
       CONTINGENCIES
       (Continued)

       Operating Leases    The Company leases its office and  manufacturing
                           facilities under operating leases expiring at various dates through 2002. Under certain leases the Company is obligated to pay taxes, repairs, and other operating costs. The Company has the option to extend the term of the lease of its primary office and manufacturing facility for two five-year periods commencing on May 1, 2002 and May 1, 2007. Rental expense amounted to approximately $1,119,000,
                           $1,128,000, $1,556,000 in 1998, 1997 and 1996,
                           respectively. At December 31, 1998, future rental commitments are approximately as follows:

                         Years ended December 31,           Amount
                         -------------------------------------------
                         1999                        $     584,100
                         2000                              547,700
                         2001                              511,100
                         2002                              162,200
                         -------------------------------------------
                                                     $   1,805,100
                         -------------------------------------------


7.     CAPITAL STOCK

       Common Stock        The Company has an Employee Stock Purchase Plan (the
                           "Purchase Plan") available to most full time employees. Under this plan, 300,000 shares of common stock were reserved for issuance. Eligible employees may designate not more than 5% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan. The purchase price of the shares under the plan is equal to the lower of 85% of the fair market value per share of the stock on the grant date (first day of the exercise period) or 85% of the fair market value on the exercise date (the last day of the exercise period). The fair market value as of a given date is determined by averaging the last sales price of the stock for the ten trading days immediately proceeding the given date.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     CAPITAL STOCK
       (Continued)

       Common Stock
       (Continued)         The Company sold 66,084, 32,667 and 41,628 shares to
                           employees in 1998, 1997 and 1996, respectively, under the Purchase Plan. At December 31, 1998, 186,316 shares remained unissued under the Purchase Plan. No compensation cost has been recognized for shares issued under the Purchase Plan in 1998, 1997 and 1996 since the amount was determined not to be material.

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

       Stock Options       The Company's stock option plans generally provide
                           for the granting to employees of incentive stock options to purchase shares of common stock at the fair market value as defined by the plan on the date of grant and of non-qualified stock options at no less than 50% of the fair market value as defined by the plan on the date of the grant. To date, the Company has never issued non-qualified stock options at an exercise price less than the fair market value on the date of the grant.

                           Generally, options become exercisable at the rate of 25% at the end of each of the first four anniversaries of the grant. Options generally expire ten years from the date of grant, or ninety days from the date of termination of employment. At December 31, 1998, 2,545,083 shares of common stock were reserved under the plans and 275,620 shares were available for grant.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     CAPITAL STOCK
       (Continued)

       Stock Options
       (Continued)

                           In 1998 and 1996, the Compensation Committee of the Board of Directors, pursuant to the authority granted under the Company's 1991 Restated Stock Option Plan, voted to allow employees of the Company holding options with exercise prices greater than $1.90 and $3.625 per share in 1998 and 1996, respectively, to exchange those options for substitute options having an option exercise price of $1.90 and $3.625 per share in 1998 and 1996, respectively.

                           In February 1998 and in 1996, 799,575 and 707,154
                           options, respectively, were surrendered by employees and exchanged for new options at the new option exercise price and vesting schedule. A summary of the status of the Company's stock plans as of December 31, 1998, 1997 and 1996, and changes during the years then ended is presented below:

                                           1998                           1997                           1996
----------------------------------------------------------------------------------------------------------------------------
                                                 WEIGHTED-                      Weighted-                     Weighted-
                                                  AVERAGE                        Average                       Average
                                   NUMBER        EXERCISE         Number        Exercise        Number        Exercise
                                 OF OPTIONS        PRICE        of Options        Price       of Options        Price
----------------------------------------------------------------------------------------------------------------------------

Outstanding, at the
  beginning of year                1,758,605        $  2.70       1,272,009        $ 3.34       1,237,649        $ 5.52
    Granted                        2,412,501           1.31       1,007,805          2.02       1,245,726          4.11
    Exercised                         (4,687)          1.70               -             -          (6,712)         4.01
    Cancelled                     (1,896,956)          2.51        (521,209)         3.18      (1,204,654)         6.23
----------------------------------------------------------------------------------------------------------------------------
Outstanding, at the
  end of year                      2,269,463        $  1.38       1,758,605        $ 2.70       1,272,009        $ 3.34
----------------------------------------------------------------------------------------------------------------------------
Options exercisable
  at year end                        687,978        $  1.87         685,270        $ 3.41         522,064        $ 3.41
----------------------------------------------------------------------------------------------------------------------------
Weighted average
  fair value of options
  granted during the year          2,412,501        $  0.51       1,007,805        $ 1.34       1,245,726        $ 2.78
----------------------------------------------------------------------------------------------------------------------------

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     CAPITAL STOCK
       (Continued)

       Stock Option
       (Continued)

                           The following tables summarize information concerning outstanding and exercisable options at December 31, 1998.

                                                                    Options Outstanding
                           --------------------------------------------------------------------------
                                                                           Weighted-
                                                                            Average          Weighted-
                                 Range of                                  Remaining          Average
                                 Exercise             Number of           Contractual        Exercise
                                  Prices             Outstanding             Life              Price
                           --------------------------------------------------------------------------
                           $   .81-$ 1.17            1,264,926               9.5              $   .95
                           $  1.23-$ 1.68              238,700               9.2                 1.34
                           $  1.70-$ 2.10              709,526               9.3                 1.91
                           $  2.56-$ 3.63               36,311               7.8                 2.98
                           $  6.00-$ 7.50               20,000               2.4                 7.50
                           --------------------------------------------------------------------------
                                                     2,269,463               9.3              $  1.38
                           --------------------------------------------------------------------------


                                                                    Options Exercisable
                           --------------------------------------------------------------------------
                                                                           Weighted-
                                                                            Average          Weighted-
                                 Range of                                  Remaining          Average
                                 Exercise             Number of           Contractual        Exercise
                                  Prices             Exercisable             Life              Price
                           --------------------------------------------------------------------------
                           $   .81-$ 1.17              137,890               9.5              $   .93
                           $  1.23-$ 1.68               25,075               8.7                 1.43
                           $  1.70-$ 2.10              494,826               9.4                 1.90
                           $  2.56-$ 3.63               10,187               7.5                 3.12
                           $  6.00-$ 7.50               20,000               2.4                 7.50
                           --------------------------------------------------------------------------
                                                       687,978               9.2              $  1.87
                           --------------------------------------------------------------------------

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     CAPITAL STOCK
       (Continued)

       Stock Options   SFAS No. 123 "Accounting for Stock-Based
       (Continued)     Compensation" requires that companies either
                       recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income (loss) and net income (loss) per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS No. 123 and has applied APB Opinion 25 and related interpretations in accounting for its plans.
                       Accordingly, no compensation cost has been recognized for its stock-based plans in 1998, 1997 and 1996.

                       The Company's net loss and net loss per share for the years ended December 31, 1998, 1997 and 1996 would have increased to the pro forma amounts indicated below, if compensation cost for stock-based plans were recorded based on the fair value at grant dates.

                                                1998                    1997                1996
                                         ---------------------   --------------------   --------------------
                                                      LOSS                    Loss                    Loss
                                           NET        PER          Net        Per         Net         Per
                                           LOSS       SHARE        Loss       Share       Loss        Share
                                        ----------    ------     --------    ------    ----------    ------
                        As reported     $  (11,860)   $ (.77)    $ (7,847)   $ (.51)   $  (12,014)   $ (.77)
                        Pro forma       $  (12,007)   $ (.78)    $ (8,140)   $ (.53)   $  (12,627)   $ (.81)

                        The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of six years, expected volatility of 46% in 1998, 75% in 1997 and 65% in 1996, and no dividends assumed. The weighted average assumptions for the risk-free interest rates for 1998, 1997 and 1996 were 5.52%, 6.11% and 6.32%, respectively.

                        The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in the future years are anticipated.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     SEGMENT          The Company is engaged principally in one business
       INFORMATION      segment having two lines of business; (i) Internet
       AND SIGNIFICANT  access and (ii) local area network access. In 1998, 1997
       CUSTOMERS        and 1996, net sales to one customer accounted for
                        approximately 12%, 11% and 14% of the Company's total net sales, respectively. A second significant customer accounted for approximately 10%, 8% and 14% of total net sales in 1998, 1997 and 1996, respectively.

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     SEGMENT                  The Company does not have an individual country
       INFORMATION              that contributes to 10% or more of the total
       AND SIGNIFICANT          operating data. The geographic distribution of
       CUSTOMERS  (Continued)   the Company's operating data is therefore
                                summarized as follows:

                                                            United         Asia
                                                            States        Pacific      Europe       Total
                    ---------------------------------------------------------------------------------------
                                                                            (In thousands)
                    Year ended December 31, 1998:
                      Net sales                             $  9,894     $  2,065     $  2,367     $ 14,326
                      Loss from operations                   (10,914)        (896)        (464)     (12,274)
                       Loss before income taxes              (10,325)        (896)        (464)     (11,685)
                      Total assets                            19,698          827          203       20,728
                      Capital expenditures                       673           26           11          710
                      Depreciation and
                        amortization                           1,104           66           21        1,191
                    Year ended December 31, 1997:
                      Net sales                             $ 17,403     $  4,182     $  5,359     $ 26,944
                      Income (loss) from operations           (9,472)        (942)       1,699       (8,715)
                       Income (loss) before income taxes      (8,420)        (942)       1,699       (7,663)
                      Total assets                            31,101        1,301        1,001       33,403
                      Capital expenditures                       570          144           14          728
                      Depreciation and
                        amortization                           1,343           49          158        1,550
                    Year ended December 31, 1996:
                      Net sales                             $ 27,941     $  7,195     $ 10,160     $ 45,296
                      Income (loss) from operations          (13,958)         757           86      (13,115)
                       Income (loss before income taxes)     (12,697)         757           86      (11,854)
                      Total assets                            41,420        2,386        1,765       45,571
                      Capital expenditures                     1,387          137           76        1,600
                      Depreciation and
                        amortization                           2,853          141          407        3,401

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     RESTRUCTURING OF
       OPERATIONS


                           During the fourth quarter of 1996, the Company's management announced a restructuring plan for the strategic redirection of the Company. The restructuring principally addressed the move toward the rapidly growing Internet/Intranet connectivity marketplace.

                           As a result of the restructuring, the Company recorded a $3,312,000 charge in the fourth quarter of 1996. This included a reduction in the Company's work force of forty-two employees, or approximately 22%, accounting for approximately $410,000 of severance costs. The Company incurred a charge of approximately $785,000 in connection with the substantial reduction in its occupancy requirements. In addition, the charge included approximately $1,922,000 for disposal of fixed assets and approximately $195,000 of other costs.

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

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 10. INCOME TAXES          The provision for income taxes consists of the
                           following:


                           --------------------------------------------------------------------------------------
                           Years ended December 31,                    1998              1997              1996
                           --------------------------------------------------------------------------------------
                           Current:
                              Foreign                                $  175             $ 156            $  215
                              Federal                                     -                 -               (65)
                              State                                       -                28                10
                           --------------------------------------------------------------------------------------
                                                                     $  175             $ 184            $  160
                           --------------------------------------------------------------------------------------
                            A reconciliation between the Company's
                           effective tax rate and the U.S. statutory
                           rate is as follows:
                           --------------------------------------------------------------------------------------
                           Years ended December 31,                    1998            1997            1996
                           --------------------------------------------------------------------------------------
                           U.S. statutory rate                        (34.0)  %       (34.0)  %       (34.0)   %
                           Foreign tax rate differential                1.5             2.4              .1
                           Change in valuation allowance               34.0            34.0            35.2
                           ---------------------------------------------------------------------------------------
                           Effective tax rate                           1.5   %         2.4   %         1.3    %
                           ---------------------------------------------------------------------------------------

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    INCOME TAXES      A valuation allowance of $17,841,000 and $13,210,000
       (Continued)       at December 31, 1998 and 1997, respectively has been
                         recorded to offset the related net deferred tax assets due to the uncertainty of realizing the benefit of these assets. The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                          --------------------------------------------------------------------------------------
                          December 31,                                                  1998              1997
                          --------------------------------------------------------------------------------------
                                                                                           (In thousands)
                          Deferred tax assets:
                             Bad debt reserve                                     $      580         $     360
                             Inventory reserves                                          678               533
                             Product warranty                                            270               262
                             Federal tax benefit of net operating loss
                               carryforwards                                          11,256             7,889
                             State tax benefit of net operating loss
                               carryforwards                                           2,301             1,827
                             Tax credit carryforwards                                  1,298               912
                             Alternative minimum tax credit                              699               699
                             Depreciation                                                 76               144
                             Other items                                                 683               584
                          --------------------------------------------------------------------------------------
                          Total deferred tax assets                                   17,841            13,210
                          Valuation allowance for deferred tax assets                (17,841)          (13,210)
                          --------------------------------------------------------------------------------------
                          Net deferred tax assets                                 $        -         $       -
                          --------------------------------------------------------------------------------------

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES      As of December 31, 1998, the Company had net
    (Continued)       operating loss carryforwards, subject to review by
                      the Internal Revenue Service and state taxing authorities of approximately $33,000,000 and
                      $48,000,000 for federal and state income tax purposes, respectively. The federal net operating losses begin to expire in 2010 and the state net operating losses began to expire in 1998. Similarly, research and development credit carryforwards of approximately $1,298,000 were available on December
                      31, 1998, expiring at various dates through 2005.

11. RETIREMENT        Eligible employees are permitted to contribute to the
    SAVINGS PLAN      401(k) Plan through payroll deductions within statutory
                      limitations and subject to any limitations included in the 401(k) Plan. The Plan provides for the matching contribution by the Company in an annual amount not to exceed 2% of a participant's compensation. The Company contributed approximately $116,000, $128,000 and $185,000 to the plan in 1998, 1997 and 1996, respectively.


12. SELECTED         Selected  quarterly  financial data for the years ended
    QUARTERLY        December 31, 1998 and 1997 is as follows:
    FINANCIAL DATA
    (Unaudited)

                                                                                              Basic and
                                                                                               Diluted
                      Year ended                     Net          Gross             Net       Net Loss
                      December 31, 1998             Sales        Profit            Loss       Per Share
                      --------------------------------------------------------------------------------------
                                                         (In thousands, except per share data)
                      First Quarter             $   4,188       $  1,615     $   (2,513)          $ (.17)
                      Second Quarter                4,825          2,093         (3,876)            (.25)
                      Third Quarter                 2,168            740         (3,573)            (.23)
                      Fourth Quarter                3,145          1,282         (1,898)            (.12)
                      --------------------------------------------------------------------------------------
                                                $  14,326       $  5,730     $  (11,860)          $ (.77)
                      --------------------------------------------------------------------------------------

                                                        OPENROUTE NETWORKS, INC.
                                                        (FORMERLY PROTEON, INC.)
                                                                AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.    SELECTED QUARTERLY
       FINANCIAL DATA
       (Unaudited)
       (Continued)                                                                                 Basic and
                                                                                                    Diluted
                           Year ended                     Net            Gross          Net        Net Loss
                           December 31, 1997             Sales          Profit         Loss        Per Share
                           -----------------------------------------------------------------------------------
                                                                 (In thousands, except per share data)
                           First Quarter             $   9,125       $   4,256     $    (313)          $ (.02)
                           Second Quarter                7,748           3,748        (1,133)            (.07)
                           Third Quarter                 5,006           1,754        (2,894)            (.19)
                           Fourth Quarter                5,065           1,846        (3,507)            (.23)
                           --------------------------------------------------------------------------------------
                                                     $  26,944       $  11,604     $  (7,847)          $ (.51)
                           --------------------------------------------------------------------------------------

                           The 1997 fourth quarter operating loss reflects approximately $880,000 or $.06 per share of certain adjustments and accruals relating to business operations in the Asia Pacific region, as well as certain employee incentive programs.


13. VALUATION AND
    QUALIFYING ACCOUNTS

                                                          Balance at                               Balance at
                           Allowance for                  Beginning     Provision                   End of
                           Doubtful Accounts              of Period    for Bad Debt   Write-offs    Period
                           ----------------------------   ----------   ------------   ----------   ----------
                           Year ended December 31, 1998    $926,608      $496,909     $       0     $1,423,517
                           Year ended December 31, 1997    $671,755      $346,833     $ (91,980)      $926,608
                           Year ended December 31, 1996    $889,276           --      $(217,521)    $  671,755

                                                  OPENROUTE NETWORKS, INC.
                                                  (FORMERLY PROTEON, INC.)
                                                          AND SUBSIDIARIES

--------------------------------------------------------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of OpenROUTE Networks, Inc.
Westborough, Massachusetts


We have audited the accompanying consolidated balance sheet of OpenROUTE Networks, Inc. (Formerly Proteon, Inc.) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OpenROUTE Networks, Inc. and subsidiaries at December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying 1998 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses during each of the three years ended December 31, 1998. The Company's current business strategy is focused on the emerging Internet access market. As such, success of future operations is subject to a number of risks. Principal among these risks are the successful marketing of its Internet access products, rapidly changing technology, reliance on significant customers, intense competition from substitute products and significantly larger companies, and the ability to obtain financing to fund future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern until the Company successfully obtains additional funding or establishes strategic relationships and achieves projected operating results. Management's plans are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                        BDO Seidman, LLP

Boston, Massachusetts
February 12, 1999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of OpenROUTE Networks, Inc.:

We have audited the accompanying consolidated balance sheet of OpenROUTE Networks, Inc. as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OpenROUTE Networks, Inc. as of December 31, 1997, and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

                                        PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 1998, except as to the segment information for the years ended December 31, 1997 and 1996 presented in Note 8, for which the date is March 26, 1999.